                                                Registration No. 333-___________



                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   Form SB-2


             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                    AMERICA'S SENIOR FINANCIAL SERVICES, INC.
                 (Name of Small Business Issuer in its charter)

        FLORIDA                          6162                     65-0181535
------------------------        -------------------------      ----------------
(State of Incorporation)        (Primary Standard              (I.R.S. Employer
                                Industrial Classification       I.D. Number)
                                Number

        15544 N.W. 77th Court, Miami Lakes, Florida 33016 (305) 828-2599
        ----------------------------------------------------------------
          (Address and telephone number of principal executive offices)


                15544 N.W. 77th Court, Miami Lakes, Florida 33016
                -------------------------------------------------
                    (Address of principal place of business)


                             Nelson Locke, President
                    America's Senior Financial Services, Inc.
                              15544 N.W. 77th Court
                           Miami Lakes, Florida 33016
                                 (305) 828-2599
     -----------------------------------------------------------------------
            (Name, address and telephone number of agent for service)

                                   Copies to:

                        Akerman, Senterfitt & Eidson, PA
                           One Southeast Third Avenue
                         Suntrust International Center
                                   28th Floor
                              Miami, FL 33131-1704

                                 (305) 374-5600
                               Fax:(305) 374-5095

Approximate date of proposed commencement of sale to the public: From time to time after the Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

                        CALCULATION OF REGISTRATION FEE
================================================================================

                                                                           Proposed
                                    Amount of        Proposed              Maximum
                                    Shares           Maximum               Aggregate             Amount of
Title of Each Class of              To be            Offering Price        Offering              Registration
Securities to be Registered         Registered       Per Unit(1)           Price                     Fee
---------------------------         ----------       -----------           -------------         ------------
Common Stock                        424,000             $1.25                $662,500              $174.90

================================================================================















(1)      Calculated in accordance with Rule 457(c).



         The Company hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Acts of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8 (a), may determine.

               Subject to completion dated February 24, 2000.


                    AMERICA'S SENIOR FINANCIAL SERVICES, INC.


                                   PROSPECTUS
                              FEBRUARY ___ , 2000



424,000 shares of common stock

Our common stock is traded on the over-the-counter market and is quoted on the OTC Electronic Bulletin Board under the symbol AMSE.

The shares for this offering are being sold by the selling security holders named under Plan of Distribution Selling Security Holders.

INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 4.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               PROSPECTUS SUMMARY



THE OFFERING

Common stock offered by selling security holders               424,000 shares

Shares of common stock to be outstanding assuming
all shares to which this prospectus relates are sold         8,571,209 shares

OUR COMPANY

America's Senior Financial Services, Inc. ("AMSE", or "America's Senior"), along with its wholly-owned subsidiaries, Dow Guarantee Corp. ("Dow"), and Jupiter Mortgage Corporation ("Jupiter"), is a licensed mortgage lender active in originating, processing and obtaining funding for forward and reverse mortgage loans secured by single family residences which are funded by financial institutions or independent investors. AMSE and its subsidiaries are collectively known as the "Company".

We receive income from two sources in connection with our mortgage lending activities: we charge certain non-refundable mortgage application fees to potential borrowers and upon closing a loan, receive additional fees payable by the borrower or investor which fees are based upon a percentage of the loan and/or the interest rates charged.

Our executive offices are located at: 15544 N.W. 77th Court, Miami Lakes, Florida 33016 and our telephone number is: 305-828-2599. We are a Florida corporation which was incorporated in 1990.

RISK FACTORS

         The matters described below address some of the factors that make an investment in our common stock risky.

WE HAVE HAD A HISTORY OF OPERATING LOSSES AND THIS MAY CONTINUE TO BE THE CASE

         We have incurred losses in each of the last two years and have incurred losses for the nine month periods ended September 30, 1999 and September 30, 1998. We cannot assure that we can achieve profitability in the short and/or long terms, if at all. We may be required to raise additional capital in the future to sustain our operations. We can give no assurance that we will be successful in procuring such capital on terms we deem to be favorable. If we are unable to procure such capital, we may be required to curtail our level of activities.

IF WE LOSE OUR KEY PERSONNEL, OUR BUSINESS AND PROSPECTS MAY BE ADVERSELY AFFECTED.

         We only have a few key officers and directors. If any of them should leave our company, this could have an adverse effect on our business and prospects.

AVAILABILITY OF MORTGAGES AT REASONABLE RATES.

         The success of our mortgage origination business is dependent upon the availability of mortgage funding at reasonable rates. Although there has been no limitation on the availability of mortgage funding in the last few years, there can be no assurance that mortgages at attractive rates will continue to be available.

COMPETITION.

         There are many sources of mortgages available to potential borrowers today. These sources include consumer finance companies, mortgage banking companies, savings banks, commercial banks, credit unions, thrift institutions, credit card issuers and insurance companies. Many of these alternative sources are substantially larger and have considerably greater financial, technical and marketing resources than we do. Additionally, many financial services organizations against whom we compete for business have formed national loan origination networks or have purchased home equity lenders. We compete for mortgage loan business in several ways, including convenience in obtaining a loan, customer service, marketing and distribution channels, amount and term of the loan, loan origination fees and interest rates. If any of these competitors significantly expand their activities in our market, our business could be materially adversely affected. Changes in interest rates and general economic conditions may also affect our business and our competitors. During periods of rising interest rates, competitors who have locked into lower rates with potential borrowers may have a competitive advantage.

GROWTH BY ACQUISITIONS

         We have made three major acquisitions since mid-1998 and are currently in the process of making additional acquisitions. In July 1998, we acquired Dow Guarantee Corp., a south Florida mortgage lender since 1985. In January 1999, we acquired Capital Funding of South Florida, Inc., a central and north Florida mortgage lender since 1994. In August 1999, we acquired Jupiter Mortgage Corporation, a central Florida mortgage lender since 1984. Additional acquisitions may result in the issuance of more common stock and the incurrence of additional debt. Acquisitions may also require additional management and financial controls and could place a strain on our current resources. Our ability to successfully integrate both completed and potential acquisitions into our core business and to achieve synergies with the acquired entity will be significant in terms of our growth, future prospects and results of operations. We can give no assurance to our ability to successfully integrate any such acquisitions.

ADDITIONAL SHARES COULD DEPRESS OUR STOCK PRICE

         As of February 15, 2000, we have issued a total 1,146,129 warrants and options which can be exercised for our common stock at various exercise prices. Many shares of common stock underlying these warrants and options have been granted the right to have such shares registered for resale under the Securities Act. In addition, we have entered into letters of intent and/or written agreements for the acquisition of entities which provide for the payment of a portion of the total acquisition consideration in shares of our common stock. This includes the right in some circumstances to have additional shares of common stock paid over the next five years based upon the financial performance and results of such acquired entities. All of these actual and potential share issuances may have a negative effect on the share price of our common stock in the future.

CONVERSION OF OUR DEBENTURES AND EXERCISE OF WARRANTS WILL RESULT IN ISSUANCE OF MORE SHARES OF COMMON STOCK

         We issued $2,500,000 of convertible debentures in May 1999. Each debenture is convertible into common stock. The number of shares of common stock that may be issued upon conversion of the convertible debentures depends upon the market price of our common stock at the time of the conversion. As of January 27, 2000, $1 million of this debt has already converted into 269,933 shares for principal and interest. Based upon the recent price of common stock of $2.25 per share, if the debentures were converted into common stock, we would issue 797,872 shares of common stock. See "Recent Sale of Convertible Debentures." We may sell up to $7,500,000 of additional convertible debentures. We also issued warrants to purchase 34,483 shares of our common stock at $8.70 per share, to the purchaser of the debentures and warrants to purchase 246,129 shares of our common stock at $8.70 per share to other placement agents and consultants, we will issue more warrants in the event of the sale of additional debentures.

WE ARE SUBJECT TO EXTENSIVE REGULATION

         Our operations are subject to extensive regulation, supervision and licensing by federal, state and local governmental authorities and are subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of our operations. Our consumer lending activities are subject to the Federal Truth-in-Lending Act and Regulation Z (including the Home Ownership and Equity Protection Act of 1994), the Federal Equal Credit Opportunity Act, as amended, and Regulation B, the Fair Credit Reporting Act of 1970, as amended, the Federal Real Estate Settlement Procedures Act and Regulation X, the Home Mortgage Disclosure Act, the Federal Debt Collection Practices Act and the National Housing Act of 1934, as well as other federal and state statutes and regulations affecting our activities.

           We are also subject to the rules and regulations of, and examinations by, state regulatory authorities with respect to originating and processing loans. These rules and regulations, among other things, impose licensing obligations on us, establish eligibility criteria for mortgage loans, prohibit discrimination, govern inspections and appraisals of properties and credit reports on loan applicants, collection, foreclosure and claims handling, investment and interest payments on escrow balances and payment features, mandate certain disclosures and notices to borrowers and, in some cases, fix maximum interest rates, fees and mortgage loan amounts. Failure to comply with these requirements can lead to loss of approved status, certain rights of rescission for mortgage loans, class action lawsuits and administrative enforcement action.

USE OF PROCEEDS

         All the shares of the common stock being sold in connection with this registration statement are being sold by selling shareholders. Therefore we will receive no proceeds from the sale of these shares.

MARKET FOR THE SHARES

         Our Common Stock has been trading on the over-the-counter market since February 20, 1998. The following sets forth the range of high and low bid quotations for the periods indicated as reported by National Quotation Bureau, Inc. Such quotations reflect prices between dealers, without retail mark-up, markdown or commission and may not represent actual transactions.


                                                                       High bid                  Low bid
                                                                       --------                  -------
February 20, 1998 through March 31, 1998                               $ 5.75                    $5.75
April 1, 1998 through June 30, 1998                                      6.625                    5.75
July 1, 1998 through September 30, 1998                                  7.375                    5.50
October 1, 1998 through December 31, 1998                                7.50                     6.375
January 1, 1999 through March 31, 1999                                   5.75                     7.00

April 1, 1999 through June 30, 1999                 7.625              6.6875
July 1, 1999 through Sept. 30, 1999                 6.96875            5.00
Oct. 1, 1999 through Dec. 31, 1999                  8.50               2.25
Jan. 1, 2000 through Feb. 18, 2000                  4.75               1.125


         As of December 15, 1999 there were approximately 515 holders of record of our common stock.

DIVIDEND POLICY

         We have not previously paid any dividends to our shareholders and we do not anticipate that any dividends will be paid in the foreseeable future. The Board of Directors intends to follow a policy of using retained earnings, if any, to finance the growth of the company. The declaration and payment of dividends in the future will be determined by the Board of Directors in light of conditions then existing, including the company's earnings, financial condition, capital requirements and other factors.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion and analysis should be read in conjunction with the financial statements and notes thereto that appear elsewhere herein.

         This Form SB-2 contains forward looking statements including, without limitation, statements relating to the Company's plans, expectations, intentions, and adequate resources, and are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The words "believes" "intends" "expects" "plans" "anticipates" "estimates" or "potential" and similar expressions identify forward looking statements. The Company does not undertake to update, revise, or correct any of the forward looking information. Actual results may differ materially from those expressed in any forward looking statement made by or on behalf of the Company. Some important factors that could cause the Company's actual results or expectations to differ materially from those discussed in the forward looking statements include, but are not limited to loss of the Company's significant customers, changes in consumer demand for the Company's core products, interest rates in general, actions of regulatory or consumer protection agencies that have an effect on the Company's ability to market its products, Federal and State legislation, capital expenditures, economic conditions in general and inability to retain qualified employees.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997:

Results of Operations:

These results for fiscal 1998 are pro-forma, and include the following:

1998 - AMSE, Dow and Capital Funding pro-forma combined twelve month performance.

1997 - AMSE "stand alone" (prior to the acquisition of Dow and Capital Funding).

                                   1998                          1997                         Change
                                   ----                          ----                         ------
Gross loans originated          $192,000,000                   $41,600,000                    +362%
Total dollars funded            $145,000,000                   $32,000,000                    +353%
Units funded                    1,477                          320                            +362%
Gross Fee Income                $4,703,000                     $542,000                       +767%

                                  1998                            1997
                                  ----                            ----
Earnings (loss) before
non-recurring items:            (439,379)                      (67,300)

Non-recurring
expense items:                   15,142                          4,900

Net income (loss):              (454,521)                      (72,200)

% of Gross Fee Income                9.7%                           13%

         In the mortgage industry, there are several benchmarks used to measure a company's growth. The first benchmark offered is loan origination volume. In 1998, the Company's pro-forma loan origination volume increased by $150,400,000 or 362% from our 1997 level of $41,600,000. This increase includes the origination benefit derived from our acquisitions of Dow Guarantee Mortgage and Capital Funding of South Florida. The second benchmark to review is our closed loan unit volume. This number represents true unit production, and ties directly to the Company's gross fee income level. In 1998, the Company closed 1,477 units, versus 320 units in 1997. This is an increase in closed loans of 362%. The third benchmark to be considered is gross fee income. This number represents the commissions and other fees the Company earns on its closed loans. In 1998, the Company grossed $4,703,000 in fees, versus $542,000 in 1997, primarily due to the acquisition of Dow and Capital Funding.

         The Company's business strategy involves developing a mix of forward and reverse mortgage originations, where the forward (or traditional) mortgage products subsidize the costs to grow the reverse mortgage production. In 1998, reverse mortgage production was limited to the Miami Lakes facility. In 1998, Miami Lakes originated over 300 reverse mortgages, compared to the 1997 production level of under 100 loans. In 1999 the Company plans to increase its training and development of the employees of its subsidiaries, and expects their contribution to increase total reverse mortgage production. Ultimately, the Company seeks a balance of business that is about 65% forward and 35% reverse. In 1998, on a consolidated basis, the Company achieved a balance of about 80% forward and 20% reverse. In 1997, less than 10% of the Company's total production was reverse mortgages.

         In 1998, the Company's pro-forma loss was $454,521. While most expense categories showed increases, the increases relate to the acquisitions that occurred. Several categories stand out because they are key to the development of the Company's growth strategy. $267,060 is directly attributable to goodwill amortization caused by acquisitions. The Company has elected to amortize the goodwill over a shorter term than the maximum allowed by accounting rules, thereby increasing the annual charge to earnings. In 1998, the Company spent $64,800 in employee retention activity. By spending these funds, we saw continuity in staff and avoided a drop in sales that could have resulted from a less efficient staff. Another major expense increase occurred in advertising and marketing. Consistent with the Company goal of establishing itself as a national source for Reverse Mortgages, the Company spent over $175,000 on advertising, versus $50,000 in 1997. In 1998 we expanded our direct mail efforts and began utilizing cable television and radio. All the effort was directed at development of the reverse mortgage origination, which increased by over 500%. The benefits will be felt in 1999, when we close these loans. By way of this discussion, the reader can see that these few categories account for $506,860 which exceeds our entire year's pro-forma loss. These expenses should be considered an investment in the Company's growth plan. Once our subsidiaries begin to implement certain efficiencies derived from this consolidation, these expense dollars should be offset by increased sales at higher margins, and should result in a planned return to profitability.


RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999:

These results are proforma, unaudited, and include the following:

3rd Quarter 1999 -- AMSE, Dow, and Jupiter combined nine month performance.

3rd Quarter 1998 -- AMSE "stand alone" (including operations of Dow from July 31, 1998 the date of acquisition).


                                                   9 months
                                              ended September 30th
                                        -------------------------------
                                          1999         1998      Change
                                        -------     -------      ------
Gross Loans Originated (thousands)      132,622      39,021        240%
Total Dollars Funded (thousands)         99,466      29,266        240%
Gross Fee Income (thousands)              2,984         878        240%

Earnings (Loss) before               (2,808,880)    (97,131)       n/a
Goodwill Charges:

Goodwill Expense:                     2,540,851      28,495        n/a

Net Income (Loss):                   (5,349,731)   (125,626)       n/a



Revenues for the three-month period ending September 30, 1999 increased to $1,013,321 from $512,745 for the three-month period ending September 30, 1998. Revenues for the nine months ending September 30, 1999 increased to $2,984,009 from $877,755 for the nine months ended September 30, 1998. This growth in revenues was primarily attributable to the contributions of the Dow, Capital and Jupiter subsidiaries, whose results (except for the two months ended September 30, 1998 of Dow) were not part of AMSE's 1998 results.

Total Expenses for the three-month period ended September 30, 1998 compared to the three-month period ended September 30, 1999 increased to $1,581,547 from $532,285. Total Expenses for the nine-month period ending September 30, 1999 compared to the nine months ended September 30, 1998 increased to $7,863,589 from $1,001,748. This increase in expenses was partially attributable to the inclusion of the costs associated with the Dow, Capital and Jupiter subsidiaries, which were not a part of AMSE during the third quarter of 1998 (except for the two months ended September 30, 1998 of Dow).

These expenses also include an impairment write-down of $2,359,311 against the goodwill of Dow Guarantee Corp. (Dow). This impairment was taken due to Dow having negative operations in the last five months of 1998 and during the second quarter of 1999. These negative operations were specifically the result of increased professional fees relating to the stringent reporting requirements to AMSE, and represent approximately a $12,000 increase over what Dow would typically have spent on such fees. Dow also recognized approximately $10,000 of non capitalized expenses pertaining to the move of their primary office. During the second quarter of 1999 Dow lost some key sales personnel, these individuals had historically been responsible for approximately 10% of Dow's revenues. These personnel have been replaced. Dow also has had no growth in revenues from the date of acquisition.

The Company has also recognized approximately $1,491,628 of Debenture Financing Costs. These Debentures are immediately convertible into Common Stock and therefor the expenses are recognized immediately and not amortized over the life of the debenture. These expenses include approximately $280,000 of fees paid out of the debenture financing and the issuance of 185,500 shares of the Company's Common Stock issued to consultants and placement agents. The Common Stock issued is valued with a 10% discount from the 7.25 average trading price at the time the debenture was issued, due to the restrictions imposed on the transferability of the shares.

Total Other Expenses for the three-month period ended September 30, 1998 compared to the three-month period ended September 30, 1999 increased to $9,669 from $625. Total Other Expenses for the nine-month period ending September 30, 1999 compared to the nine months ended September 30, 1998 increased to $470,151 from $1,633. This increase in expenses was primarily due to the Interest expense of the conversion benefit of the convertible debentures of $441,176.

Liquidity and Capital Resources

         We sold a $2,500,000 convertible debenture in May 1999. The debentures are convertible into our common stock at the option of the debenture holder. As of February 10, 2000, $1,000,000 of this debenture has been converted into 296,207 shares of our common stock. The issuance of this common stock represents the payment of both principal and interest on the debentures. If converted, the debentures will be converted into common stock at a price of the lower of (a) $8.70 per share or (b) 85% of the average closing bid price for the common stock for 5 trading days selected by the debenture holder from the 20 trading days ending immediately before the conversion of the debenture. However, the Company may not issue more than 9.9% of its outstanding common stock to the holder. We also issued warrants to purchase 34,483 shares of our common stock at $8.70 per share to the purchaser of the debentures and will issue more warrants in the event of the sale of additional debentures. The material risk associated with this type of debenture is that if our stock price were lower it could have a significant dilutive effect.

         The Company may seek to obtain additional equity and/or debt financing in the future on terms deemed favorable by the Company. No assurances can be given as to the Company's ability to procure any such debt and/or equity financing in the future.

INDUSTRY OBSTACLES:

         The Reverse Mortgage Industry is fragmented, dominated by small regional firms, and generally lacks nationwide leadership. We saw this as an opportunity to aggregate production, and used this weakness as the core of our growth strategy. In 1998, we were involved in the formation of the National Reverse Mortgage Lenders Association (NRMLA). NRMLA was created to help this Industry become mainstream, and we are a driving member of NRMLA.

         AMSE's results have started to reflect its business model which is built on a mix of revenue weighted toward a higher forward mortgage contribution. However, our overhead allocation is weighted toward the development of our Reverse Mortgage business. In 1998, we used the more predictable cash flows of forward mortgages to subsidize the growth of reverse mortgages (RM). Specific percentages have been developed that allow AMSE to invest heavily in its RM marketing and development, which should allow the Company to achieve profitable operation in the future.

         In 1998, AMSE spent considerable resources to develop a program whereby mortgage brokers, financial planners, and other advisors to the senior demographic could participate in the growth of the Reverse Mortgage Industry. Surveys have shown (National Association of Mortgage Brokers 1998) there were about 200,000 brokers operating in the United States. Yet, less than 2,000 brokers (internal estimate) know anything significant about the product and even fewer know where to direct their clients. By developing a program that allows them to participate in the growth of our business, AMSE is opening a huge channel of potential RM distribution.

FUTURE PLANS FOR GROWTH AND PROFITABILITY:

         The Company has developed a specific strategy for the future. The strategy addresses several key needs.

1. The Company plans to grow through internal development of its captive (and growing) loan origination staff. Our training focus is on the Reverse Mortgage segment of our business. In 1998, by following this strategy, the Miami Lakes office increased its Reverse Mortgage origination pipeline by almost 500%. Along the way, valuable lessons were learned about the training involved with regular mortgage sales people. In 1999, these internal techniques were used to train our subsidiaries to produce RMs.

2. Currently, the key growth engine is acquisition activity. In July 1998 the Company acquired Dow Guarantee Mortgage, adding approximately $84,000,000 in loan production. In January of 1999, the Company acquired Capital Funding of South Florida, adding another $62,500,000 in loan production. In August of 1999, the Company acquired Jupiter Mortgage Corporation, adding approximately $125,000,000 in loan production. On September 30, 1999 we merged Capital with and into Jupiter in an effort to consolidate and or eliminate duplicative back office functions.

3. In addition to the completed acquisitions mentioned above, we continue to seek additional acquisition candidates, including the following:

         PINNACLE FINANCIAL CORPORATION

         On February 3, 2000, America's Senior Financial Services, Inc., a Florida corporation (the "Registrant"), entered into a Merger Agreement with Pinnacle Financial Corporation, a Florida corporation ("Pinnacle"). Pursuant to the terms of the Merger Agreement, AMSE Acquisition 3 Corp., a wholly-owned subsidiary of the Registrant will merge with and into Pinnacle, with Pinnacle surviving as a wholly-owned subsidiary of the Registrant (the "Merger"). The purchase price for the Merger is $18,000,000, payable in a combination of: (1) $8,500,000 in cash payable at the closing; (ii) $5,000,000 comprised of shares of the Registrant's common stock payable at closing; and (iii) $4,500,000 comprised of shares of the Registrant's common stock payable over a five-year period from the closing at a rate of twenty percent (20%) per year subject to Pinnacle achieving certain earnings results for such five-year period. In addition, Pinnacle's shareholders may also be entitled to receive an earnout payment based upon a percentage of the increase in the value of the Registrant over such five-year period. The Merger Agreement also provides for the payoff by the Registrant of certain existing debt of Pinnacle.

         The closing of the Merger transaction is subject to several conditions to closing of both the Registrant and Pinnacle, including but not limited to the obtaining of adequate financing by the Registrant with respect to the cash consideration to be paid in the transaction. There can be no assurances that such closing conditions will be met and the merger transaction will be consummated or if consummated, it will be upon the terms as currently contemplated.

         SENIOR INCOME REVERSE MORTGAGE CORPORATION

         On October 8, 1999, the Registrant entered into a Stock Purchase Agreement with Senior Income Reverse Mortgage Corporation ("Senior Income"), whereby the Registrant agreed to purchase all of the outstanding cash and $3,000,000 in the form of shares of the Registrant's common stock. The number of shares which constitute the $3,000,000 stock component of the purchase price is subject to adjustment at both the first anniversary and the second anniversary of the closing date in the event that the Registrant's common stock price at such dates has fallen below certain defined amounts.

         The closing of the stock purchase transaction is subject to several closing conditions of both the Registrant and the shareholders, including but not limited to the obtaining of adequate financing by the Registrant with respect to the cash consideration to be paid in the transaction. There can be no assurances that such closing conditions will be met and the stock purchase will be consummated or if consummated, it will be upon the terms as currently contemplated.

4. Simultaneous with growth through acquisitions, we are continuing to develop our "participant network" of mortgage brokers, financial planners, and other persons dedicated to working with the senior demographic.

BUSINESS

         We are a licensed mortgage lender active in originating, processing and obtaining funding for forward and reverse mortgage loans secured by single family residences which are funded by financial institutions or independent investors. We receive income from two sources in connection with our mortgage lending activities: we charge certain non-refundable mortgage application fees to potential borrowers and upon closing a loan, receive an additional fees payable by the borrower or investor which fees are based upon a percentage of the loan and/or the interest rates charged.

         We are a Florida corporation which was incorporated on February 26, 1990 under the name Phoenix Management Associates, Inc. We changed our name to America's Senior Financial Services, Inc. on December 11, 1997. We do business under the trade names America's Senior Financial Services, Dow Guarantee and Jupiter Mortgage Corporation.

         The following table sets forth the approximate loan production and fee income for America's Senior, Dow and Capital Funding during the periods indicated.

                         FISCAL YEARS ENDED DECEMBER 31
                         ------------------------------

                                                              1998                      1997
                                                              ----                      ----
Loans originated by America's Senior(1)
  Gross dollars originated                                    $45,550,000               $41,600,000
  Total dollars funded                                        $35,000,000               $32,000,000
  Number of loans                                             350                       320
  Gross fee revenue                                           $830,000                  $542,000


Loans originated by Dow (2)
  Gross dollars originated                                    $84,000,000               $84,000,000
  Total dollars funded                                        $60,000,000               $60,000,000
  Number of loans                                             615                       630
  Gross fee revenue                                           $2,454,000                $2,600,000

Loans originated by Capital Funding (3)
  Gross dollars originated                                    $62,500,000               $35,000,000
  Total dollars funded                                        $50,000,000               $28,000,000
  Number of loans                                             512                       287
  Gross fee revenue                                           $1,419,000                $773,000

------------------------
(1) American Senior's retail production only. Does NOT include subsidiaries.
(2) Acquired in July 1998. The figures include the period before acquisition by the Company.
(3) Acquired in January 1999.

         The Company currently originates all types of residential mortgage products, and serves all age groups and credit categories. We have implemented a plan to specialize in serving the senior citizen homeowner market using the "Reverse Mortgage" as a base. Reverse Mortgages (RM) are a special type of mortgage loan specifically developed to serve the unique needs of the senior community. AMSE has been originating Reverse Mortgages since 1994. On March 1, 1999, the Company launched a training program for the employees of Dow and Capital Funding to support the Company's overall business model, and to maximize consolidated Reverse Mortgage production through the addition of this product category at its subsidiaries and the education of its captive employee base to properly market and sell RM product.

         HOW REVERSE MORTGAGES WORK

         A reverse mortgage (RM) is a type of home equity loan that allows homeowners to convert some of the equity in their homes into cash without an obligation on their part for monthly repayment. RMs works much like forward mortgages, only in reverse. Rather than making a payment to the lender each month, the lender pays the borrower. Unlike conventional home equity loans, RMs do not require any repayment of principal, interest, or servicing fees for as long as the borrower lives in their home. Funds obtained from an RM may be used for any purpose, including meeting housing expenses such as taxes, insurance, fuel, and maintenance costs, as well as any personal expenses such as health care expenses. The loan does not come due until the borrower dies, sells, or moves out of the home permanently.

         REQUIREMENTS AND RESPONSIBILITIES OF THE REVERSE MORTGAGE BORROWER

         The RM funds may be paid to the borrower in a lump sum, in monthly advances, through a line-of-credit, or in a combination of the three, depending on the type of RM and the lender. The amount the homeowner is eligible to borrow is based on age, the equity in the home, and the interest rate the lender is charging. The calculation is done utilizing special software developed by the secondary market investors.

         Because the borrower retains title to the home with an RM, the borrower also remains responsible for taxes, repairs, and maintenance. Depending on the plan selected, the RM becomes due with interest either when the borrower permanently moves, sells the home or dies. The lender does not take title to the home when the borrower dies, but the heirs must pay off the loan. The debt is usually repaid by refinancing the loan into a forward mortgage (if the heirs are eligible) or by using the proceeds from the sale of the home.

         The Company has established ongoing correspondent relationships with selected mortgage funding organizations such as Federal National Mortgage Association (Fannie Mae), Federal Housing Administration and several non-governmental lenders which have established reverse mortgage funding programs. These organizations buy reverse mortgages which meet their individual and agency or government underwriting requirements. The Company receives a fee upon funding which is generally 2% of the appraised value of the subject property.

         LOAN OFFICE NETWORK. The Company originates mortgage loans through its network of 13 retail loan offices. As of February 21, 2000 the following are the locations of the loan origination offices maintained by America's Senior, Dow, and Jupiter.

         America's Senior:
         -----------------
         Addresses:       15544 NW 77th Court; Miami Lakes FL 33016
                          911 East 86th Street, Suite #30, Indianapolis IN 46240
                          420 Columbus Avenue, Valhalla, New York 10595
                          21 Alden Street, Cranford, New Jersey 07016

         DOW:
         ----
         Addresses:       9501 NE 2nd Ave; Miami Shores FL 33138

         Jupiter:
         --------
         Addresses:       1070 E. Indiantown Road; Jupiter FL 33477
                          11398 Okeechobee Boulevard, Suite 2,
                             Royal Palm Beach, FL 33411
                          29 E. Osceola Street, Stuart, Florida 34994
                          1000 South Federal Highway; Stuart FL 34994
                          729 SE Federal Highway; Stuart FL 34994
                          2014 SE Port St. Lucie Blvd.; Port St. Lucie FL 34952
                          1874 SE Port St. Lucie Blvd.; Port St. Lucie FL 34952
                          22 W. Monument Ave.; Kissimmee FL 34741

         The Company's loan officers at its 13 retail loan offices assist the applicant in explaining the various mortgage loan programs available, completing the loan application, arranging for appraisals, credit reports, pre-underwriting, quality control, fraud prevention, state and federal compliance issues, and various other tasks in connection with the proper preparation of a loan package. The loan package is then forwarded to the Company's funding sources for compliance review and loan approval. If the loan package is approved, the loan can be closed and funded and the Company receives its fees, which are based upon a percentage on the amount of the loan and/or interest rates.

         Generally, the Company acts only to originate mortgage loans which are funded by third party financing sources. While the Company has credit arrangements to fund loans with its own funds, these are used in a very limited manner, and loans funded with these facilities are generally not held longer than 90 days. Accordingly, the risks of collection, delinquencies and foreclosures are very limited.

         MARKETING AND ADVERTISING

         As an independent mortgage originator, the Company seeks to identify persons who are seeking mortgage loan funding. Currently, the Company advertises in local and regional newspapers, yellow page telephone directories, internet websites, direct mail and cable television. The Company markets through national Trade Association participation, senior oriented direct mail, participation in senior events, free video tapes given to potential clients, state level trade shows, and HUD/Fannie Mae focus group activities.

  For the fiscal year ended December 31, 1998, the Company expended approximately $175,000 for sales and marketing activities. In 1999 the Company is seeking to expand its marketing activities to consistently include nationwide advertising of its Reverse Mortgage effort, and expects to invest more than $250,000 in marketing and advertising costs.

         FUNDING SOURCES

         The Company has established ongoing correspondent relationships with selected mortgage funding organizations such as Federal National Mortgage Association (Fannie Mae), the FHLMC (Freddie Mac), the Federal Housing Administration (FHA), the Veteran's Administration (VA), and certain conforming and non-conforming non-governmental wholesale lenders.

         The Company generally functions as a concurrent lender ('table funding'), and has pre-sold its whole loans on a flow basis, prior to the closing of the loan. This means that at the actual closing (or upon the expiration of any applicable loan rescission period, such as would apply in the case of a refinance) the funding organization wires the necessary monies directly to the third party closing the loan. The funds generally do not flow in to any of the Company's accounts. The Company then receives from the closer, the fees due the Company.

         The funding organizations have no contractual obligation to fund any mortgage loans originated by the Company. Each loan is considered for funding based upon the underwriting standards established by the individual funding organization, in compliance with the government (FHA, VA) or quasi-governmental agency (FNMA, FHLMC) which will ultimately acquire the loan as part of a mortgage backed security (MBS).

         The funding organizations are all major wholesale funding sources, and the Company represents that it only sells loans to those organizations which are properly licensed to conduct business in the states that the Company operates in, and that the funding organizations are generally HUD, VA, FNMA, or FHLMC approved conduits.

         EXPANSION STRATEGY

         In July 1998, January 1999 and August 1999, the Company acquired Dow, Capital Funding and Jupiter respectively. Additionally the Company has entered into written agreements with Senior Income and Pinnacle. The closing of these transactions are contingent upon certain conditions, including the Company obtaining adequate financing to fund the acquisitions. There can be no assurances given that either of these transactions will take place. See "Future Plans For Growth And Profitability". The Company is seeking to acquire additional mortgage originators and may also consider the acquisition of ancillary organizations such as title companies, health care providers, and other financial service organizations focused on the senior citizen market. During May of 1999 the Company raised $2.5M for operating and acquisition capital and has an additional $7.5M available per the convertible debentures previously discussed.

         COMPETITION

         The Company faces intense competition in the business of originating mortgage loans. The Company's competitors in the industry include consumer finance companies, mortgage banking companies, savings banks, commercial banks, credit unions, thrift institutions, credit card issuers and insurance companies. Many of these competitors are substantially larger and have considerably greater financial, technical and marketing resources than the Company. In addition, many financial services organizations that are much larger than the Company have formed national loan origination networks or purchased home equity lenders. Competition among industry participants can take many forms, including convenience in obtaining a loan, customer service, marketing and distribution channels, amount and term of the loan, loan origination fees and interest rates. To the extent any of these competitors significantly expand their activities in the Company's market, the business of the Company could be materially adversely affected. Fluctuations in interest rates and general economic conditions may also affect the Company and its competition. During periods of rising rates, competitors that have locked in lower rates to potential borrowers may have a competitive advantage.

         The Company believes its competitive strengths include emphasizing customer education to attract borrowers for reverse mortgages, and its ongoing high level of customer service which causes it to retain a very high percentage of its clients.

         REGULATION

         The Company's operations are subject to extensive regulation, supervision and licensing by federal, state and local governmental authorities and are subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of its operations. The Company's consumer lending activities are subject to the Federal Truth-in-Lending Act and Regulation Z (including the Home Ownership and Equity Protection Act of 1994), the Federal Equal Credit Opportunity Act, as amended, and Regulation B, the Fair Credit Reporting Act of 1970, as amended, the Federal Real Estate Settlement Procedures Act and Regulation X, the Home Mortgage Disclosure Act, the Federal Debt Collection Practices

Act and the National Housing Act of 1934, as well as other federal and state statutes and regulations affecting the Company's activities.

         The Company is also subject to the rules and regulations of, and examinations by, state regulatory authorities with respect to originating and processing loans. These rules and regulations, among other things, impose licensing obligations on the Company, establish eligibility criteria for mortgage loans, prohibit discrimination, govern inspections and appraisals of properties and credit reports on loan applicants, regulate assessment, collection, foreclosure and claims handling, investment and interest payments on escrow balances and payment features, mandate certain disclosures and notices to borrowers and, in some cases, fix maximum interest rates, fees and mortgage loan amounts. Failure to comply with these requirements can lead to loss of approved status, certain rights of rescission for mortgage loans, class action lawsuits and administrative enforcement action.

         EMPLOYEES

         At February 10, 2000, the Company employed approximately 135 persons. The Company has satisfactory relations with its employees.

         FACILITIES

         All of the operations of the Company are conducted from premises leased from independent landlords.

         The following table sets forth information concerning these facilities:

         America's Senior Financial Services

         Location Tenant                    Approx. Size               Lease Expiration          Monthly Rent
         ---------------                    ------------               ----------------          ------------
         15544 NW 77th Court,
         Miami Lakes, FL 33016                3,250 sf                     Aug. 2001                 $3,500

         911 East 86th Street, #30            1,227 sf                     May  2000                  1,278
         Indianapolis, IN 46240

         420 Columbus Avenue                  2,500 sf                     Feb. 2002                  2,750
         Valhalla, NY 10595

         21 Alden Street                      1,000 sf                     Month to Month               900
         Cranford, NJ 07016

         Dow Guarantee Mortgage

         Location Tenant                    Approx. Size               Lease Expiration          Monthly Rent
         ---------------                    ------------               ----------------          ------------
         9501 NE 2nd Ave.
         Miami Shores, FL 33138               5,500 sf                     Dec. 2001                $6,000


JUPITER MORTGAGE CORPORATION

         Location Tenant                    Approx. Size               Lease Expiration          Monthly Rent
         ---------------                    ------------               ----------------          ------------

         1070 E Indiantown Road                5,500 sf                   Nov. 2004                   $5,750
         Jupiter, FL 33477

         11398 Okeechobee Blvd., Suite 2       1,500 sf                   Oct. 2000                    1,800
         Royal Palm Beach, FL 33411

         29 E. Osceola St.                     1,000 sf                   June 2001                      980
         Stuart, FL 34994

         1874 S.E. Port St. Lucie Blvd.        1,800 sf                   Feb. 2003                    1,886
         Port St. Lucie, FL 34952

         2014 S.E. Port St. Lucie Blvd.          850 sf                   Feb. 2000                      780
         Port St. Lucie, FL 34952

         729 SE Federal Hwy., Suite 100          550 sf                 Month to Month                 2,000
         Stuart, FL 34994

         22 W. Monument Ave.                     450 sf                 Month to Month                   800
         Kissimmee, FL 34741

         1000 S. Federal Hwy.                    500 sf                 Month to Month                 1,000
         Stuart, FL 34994




         Leases may provide for rent escalations tied to increases in operating expenses or fluctuations in the consumer price index.

MANAGEMENT

         The directors and executive officers of the Company are:

               Name                                  Age                        Position
               ----                                  ---                        --------
         Nelson A. Locke                             49                Chairman of the Board,
                                                                       President and Treasurer.

         Cheryl D. Locke                             43                Executive Vice President-
                                                                       Personnel, Director.

         Elly Shea                                   56                Senior Vice President, Production.

         Thomas G. Sherman, Esq.                     49                Director.
                                                                       Compensation and Audit Committee.

         Michael J. Shelley                          38                Director.
                                                                       Compensation and Audit Committees.

         Charles M. Kluck                            48                Director-President of Dow.

         Nelson A. Locke and Cheryl D. Locke are married.

         Nelson A. Locke founded the Company in 1990 and has served as its President and Director since that time. He is the architect of the Company's business model. He is the past President of the Florida Association of Mortgage Brokers - Miami Chapter and has earned the NAMB's certified residential mortgage lender designation. In 1997 he was named FAMB's 'Broker of the Year', and in 1998 was awarded the prestigious FAMB 'President's Award' for his public relations efforts on behalf of the Florida Mortgage Brokerage Industry. He is a founder and director of the National Reverse Mortgage Lenders Association. Mr. Locke is a Marine Corps. veteran (non commissioned officer) and holds a B.A. from California State University.

         Cheryl D. Locke is the Company's Executive Vice President. She is a member of the Board of Directors, and serves on the Company's audit committee. She is directly responsible for the HR function, supervising the Company's personnel department and reviewing AMSE's compliance with state and federal employment issues. She joined the Company in 1990 on a part time basis, as a loan officer. By 1994, she had risen to senior loan officer. From 1995 to 1998, she directly supervised all loan production and closing. In January 1998, she was appointed EVP and elected to the Company's Board of Directors.

         Elly Shea has been an advocate of Reverse Mortgages since their inception. Working in the industry for over 10 years, she has participated in RM product development and marketing. From 1994 to 1998, she was Southeast Correspondent Manager for TransAmerica HomeFirst. She understands the special needs of senior citizens, and has worked diligently to help bring ethical products to Florida seniors. She has been Senior Vice President-Production of the Company since August 1998.

         Thomas J. Sherman has been an attorney in private practice in Coral Gables, Florida since 1980. He is also President and owner of Union Title Services, Inc., a full service title insurance agency. Mr. Sherman is a graduate of the University of Miami School of Law. Since 1990, Mr. Sherman has served as the Company's general counsel. He became a director in January 1998.

         Michael J. Shelley has been President and CEO of MJS Financial, Inc. since 1993. From 1991 to 1993 he was senior sales representative for Siemens Automotive. Mr. Shelley is a Phi Beta Kappa graduate of the University of Illinois with a B.A. in Economics and also has a Master of Science degree from the University of Illinois in Finance. He became a director in January 1998.

         Charles M. Kluck has been the President of Dow Guarantee Corp. since its founding in 1985. Dow was acquired by the Company on July 31, 1998. He continues to serve in that capacity. He became an director in July 1998.

         BOARD COMMITTEES

         The Board of Directors has established an Audit Committee and a Compensation Committee. The Audit Committee, consisting of Thomas J. Sherman and Michael Shelley, reviews the adequacy of internal controls and results and scope of the audit and other services provided by the Company's independent auditors. The Compensation Committee, consisting of Thomas Sherman and Michael Shelley, establishes and recommends salaries, incentives and other forms of compensation for officers and other key employees.

EXECUTIVE COMPENSATION

         SUMMARY COMPENSATION TABLE

         The following table sets forth the total compensation paid to the Company's chief executive officer for the last three completed fiscal years. No executive officer of the Company received compensation of $100,000 or more during any such year.

                                                                                                 Other Annual
         Principal Position                 Year              Salary            Bonus            Compensation
         ------------------                 ----              ------            -----            ------------
         Nelson A. Locke                    1998              $70,000              -0-                $5,000
         President                          1997              $50,000              -0-                    -0-
                                            1996              $30,000              -0-                    -0-


         DIRECTOR COMPENSATION     No fees are paid for director services.


         EXECUTIVE EMPLOYMENT AGREEMENTS

         In July 1998 the Company entered into a five (5) year employment agreement with Nelson A. Locke. Mr. Locke is employed as President and Chairman at an annual salary of $70,000 and such additional compensation as he determines. The agreement provides certain health, life and disability insurance, and autos to Mr. Locke. The Agreement provides for the establishment of an "Executive Performance Bonus Pool" described below. The agreement provides that in any calendar year when the Company's stock price increases by at least 20%, that he shall be eligible for stock options equal to 5% of his total common stock holdings at the end of the calendar year which may be exercised at $1.00 per share and may be paid for by interest-free promissory note. Mr. Locke waived these options for 1998 as this event would have been harmful to future business and investor prospects.

         In October 1999 the Board of Directors approved a change in Mr. Locke's annual base salary to $200,000. His health, life, option plan, disability insurance and auto allowances remain the same. However, Mr. Locke voluntarily deferred the increase of the base salary until further notice, in the interest of protecting the company's cash flows.

         In January 1998 the Company entered into a five (5) year employment agreement with Cheryl D. Locke. Mrs. Locke is employed as Executive Vice President, Secretary and Director at an annual salary of $50,000. The agreement provides certain health, life and disability insurance, an auto to Mrs. Locke, special performance bonus of up to $25,000 to be paid at the discretion of the President. She is entitled to commission on loan originations for which she was submitting loan officer. The agreement provides that in any calendar year when the Company's loan origination's increase by at least 20%, that she shall be eligible for stock options equal to 5% of her total common stock holdings at the end of the calendar year which may be exercised at $1.00 per share and may be paid for by interest-free promissory note. Mrs. Locke waived these options for 1998 as this event would have been harmful to future business and investor prospects.

         In July 1998 the Company's subsidiary, Dow Guarantee Corp., entered into an employment agreement with Charles M. Kluck for a term of five years, under which Mr. Kluck will be paid an annual salary of $110,000.

         In July 1998 the Company's subsidiary, Dow Guarantee Corp., entered into an employment agreement with Linda C. Kluck for a term of five years, under which Ms. Kluck will be paid an annual salary of $70,000.

         In August 1998 the Company entered into an employment agreement with Elly Shea for a term of three years, under which Mrs. Shea will be paid an annual salary of $65,000, an auto, certain health and life insurance, and certain other performance bonuses which may be in the form of cash compensation or stock.

         In August of 1999 the Company's subsidiary, Jupiter Mortgage Corp., entered into an employment agreement with Michael J. Buono for a term of 5 years, under which Mr. Buono will be paid an annual salary of $150,000.

         In August of 1999 the Company's subsidiary, Jupiter Mortgage Corp., entered into an employment agreement with Deanne J. Anderson for a term of 1 year, under which Ms. Anderson will be paid an annual salary of $120,000.

EXECUTIVE PERFORMANCE BONUS POOL

The Company's employment agreement with its President, Nelson A. Locke, provides that ten percent (10%) of the Company's pre-tax net income for 1998 through 2002 in excess of the pre-tax net income for December 31, 1997 shall be contributed to an annual bonus pool for the benefit of the President and other key employees of the Company. The allocation of any bonus among the President and other key employees is made by the Compensation Committee.

No bonus was allocated for 1998.

STOCK OPTION PLANS.

INCENTIVE STOCK OPTION PLAN

         The Company's Board of Directors and Shareholders have adopted two stock option plans. Pursuant to the Incentive Stock Option Plan (the "ISO Plan"), options to acquire a maximum of 2,500,000 shares, but not more than eight percent (8%) of the total authorized shares of the Company, may be granted to directors, officers, employees, consultants and other independent contractors and persons who performed services relating to the Company, including wholly or partially owned subsidiaries.

         The Plan is administered by the Compensation Committee consisting of two non-employee directors or in the absence of such a committee, the Board of Directors.

         Pursuant to the ISO Plan, the Company may grant Incentive Stock Options as defined in ss. 422(b) of the Internal Revenue Code of 1986 and non-qualified stock options not intended to qualify under such section. The price at which the Company's common stock may be purchased upon exercise of Incentive Stock Options granted under the Plan will be required to be at least equal to the fair market value of the common stock on the date of grant. Non-qualified stock options may be at any price designated by the Committee on the date of grant. Options granted under the Plan may have maximum terms of not more than ten (10) years and are not transferable except by will or the laws of descent and distribution. No Incentive Stock Options under the Plan may be granted to an individual owning more than ten percent (10%) of the total combined voting power of all classes of stock issued by the Company unless the purchase price of the common stock under such option is at least one hundred ten percent (110%) of the Fair Market Value of the shares issuable on exercise of the option at the date of grant and such option is not exercisable more than five (5) years from the date of grant.

         Generally, options granted under the Plan terminate upon the grantee's employment or affiliation with the Company, but the Committee may authorize an expiration date of up to ninety (90) days following such termination. If termination was due to death or disability, the options expire one (1) year after such termination or the termination date set forth in the option, whichever is earlier. If termination is due to retirement the option expires ninety (90) days after termination or the termination date set forth in the option, whichever is earlier.

         If the Change of Control takes place, the Board may vote to immediately terminate all outstanding options or may vote to accelerate the expiration of options to the tenth day after the effective date of the Change of Control. If the Board votes to immediately terminate the options, it shall make a cash payment to the grantees equal to the difference between the exercise price and the Fair Market Value of the shares that would have been subject to the terminated option on the date of the Change of Control. A Change of Control of the Company is generally deemed to occur when any person becomes the beneficial owner of or acquires voting control with respect forty percent (40%) or more of the total voting shares of the Company, the Company is merged into any other company, or substantially all of its assets are acquired by another company, or three or more directors nominated by the Board to serve as a director, each having agreed to serve in such capacity, failed to be elected in a contested election of directors.

         Incentive Stock Options granted under the Plan are subject to the restriction of the aggregate Fair Market Value as of the date of grant of options which first become exercisable in any calendar year cannot exceed $100,000.

         The Plan provides for appropriate adjustments in the number and type of shares covered by the Plan and options granted thereunder in the event of any reorganization, merger, recapitalization or certain other transactions involving the Company.

         Until the closing of an underwritten public offering by the Company, pursuant to a registration statement filed and declared effective under the Securities Act of 1933 covering offer and sale of the Company's common stock for the account of the Company, the Company has the right of first refusal to acquire any shares which were acquired pursuant to the exercise of options under the Plan at the Fair Market Value on the date of the shareholder's notice to the Company and the Company shall have the right to repurchase any option shares following holder's termination of service or affiliation with the Company for any reason at the original exercise price of the option.

NON-QUALIFIED STOCK OPTION PLAN.

         Pursuant to the Non-Qualified Stock Option Plan (the "Non-ISO Plan"), options to acquire a maximum of two percent (2%) of the total authorized shares of the Company may be granted to any person who performed services for the Company and its subsidiaries.

         Non-qualified stock options may be at any price designated by the Committee on the date of grant. Options granted under the Plan may have maximum terms of not more than ten (10) years and are not transferable except by will or the laws of descent in distribution.

         Generally, options granted under the Plan terminate thirty (30) days after termination of the grantee's employment or affiliation with the Company. If termination was due to death or disability, the options expire one (1) year after such termination or the termination date set forth in the option, whichever is earlier.

         Any conditions or restrictions on exercise lapse on a Change of Control unless otherwise set forth in the Option Agreement.

         The Plan is administered by a Stock Option Committee consisting of two or more non-employee directors or in the absence of such a committee, the Board of Directors.

         The Plan provides for appropriate adjustments in the number and type of shares covered by the Plan and options granted thereunder in the event of any reorganization, merger, recapitalization or certain other transactions involving the Company.

         Until the closing of an underwritten public offering by the Company, pursuant to a registration, filed and declared effective under the Securities Act of 1933 covering offer and sale of the Company's common stock for the account of the Company, the Company has the right of first refusal to acquire any shares which were acquired pursuant to the exercise of options under the Plan. At the Fair Market Value on the date of the shareholder's notice to the Company and the Company shall have the right to repurchase any option shares following holder's termination of service or affiliation with the Company for any reason at the original exercise price of the option.

NON-PLAN STOCK INCENTIVES.

         In 1998, the Company issued 74,400 shares of its Common Stock to employees as incentive compensation. These shares vest at three years. There is no prorated vesting schedule. During 1999 we issued an additional 128,300 shares to employees as incentive compensation.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         A shareholder, Louis Weltman of Vistra Growth Partners, Inc. provides investment banking services to the Company. In 1998 such shareholder was paid fees of $60,000 and 66,667 shares of the Company's common stock for services in connection with the Company's acquisition of Dow. In 1999 he was paid $74,000, issued 170,600 shares of common stock and a warrant to purchase 228,888 shares of common stock in connection with the sale of our 3% Convertible Debentures. Also in 1999 he was paid $90,000 in connection with the acquisition of Jupiter.

         The Company's President borrowed $22,500 from the Company in December 1998, which was repaid in January 1999 with interest at 5%.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND  MANAGEMENT

         The following table sets forth, as of January 31, 2000, the beneficial ownership of the Company's 8,288,159 outstanding shares of Common Stock by (1) the only persons who own of record or are known to own, beneficially, more than 5% of the Company's Common Stock; (2) each director and executive officer of the Company; and (3) all directors and officers as a group.

                                                     Number of
         Name                                        Shares                             Percent(1)
         ----                                        ---------                          ----------
         Nelson A. Locke(2)                          2,650,000                          31.3%

         Cheryl D. Locke(2)                          2,650,000                          31.3%

         Charles M. Kluck(3)                           550,000                           6.6%

         Elly Shea                                      48,000                            .6%

         Thomas G. Sherman, Esq.                       110,000                           1.3%

         Michael J. Shelley                            107,500                           1.3%

         Louis Weltman                                 549,488                           6.6%

         All officers and directors
         as a group (6 persons)                      3,465,500                          41.8%

         --------------------------
         (1) Based upon 8,288,159 shares outstanding as of January 31, 2000.

         (2) Nelson A. Locke and Cheryl D. Locke own such shares as joint tenants.

         (3) Includes 200,000 shares owned by his sister, Linda Kluck.


DESCRIPTION OF SECURITIES

         Common Stock

         The Company is authorized to issue 25,000,000 shares of Common Stock, $.001 par value. The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors then up for election. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are fully paid and nonassessable.

         PREFERRED STOCK

         The Company is authorized to issue 10,000,000 shares of Preferred Stock with rights, preferences and limitations to be determined by the Board of Directors. As of the date hereof, no shares of Preferred Stock have been issued.

INDEMNIFICATION

         The Florida Business Corporation Act provides that a person who is successful on the merits or otherwise in defense of an action because of service as an officer or director or a corporation, such person is entitled to indemnification of expenses actually and reasonably incurred in such defense. F.S. 607.0850(3).

         Such Act also provides that the corporation may indemnify an officer or director, advance expenses, if such person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to a criminal action, had no reasonable cause to believe his conduct was unlawful. F.S. 607.0850(1)(2).

         A court may order indemnification of an officer or director if it determines that such person is fairly and reasonably entitled to such indemnification in view of all the relevant circumstances. F.S. 607.0850(9).

INDEMNIFICATION AGAINST PUBLIC POLICY

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or person controlling the company, the company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

PLAN OF DISTRIBUTION/SELLING SECURITY HOLDERS

Plan of distribution

         The shares offered hereby may be sold from time to time directly by the selling security holders. Alternatively, these selling security holders may from time to time offer the shares through underwriters, dealers or agents. The distribution of the shares by the selling security holders may be effected in one or more transactions that may take place on the over-the-counter market, including:

o        ordinary broker's transactions,
o        privately-negotiated transactions or
o through sales to one or more broker-dealers for resale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

         Customary or specifically negotiated brokerage fees or commissions may be paid by the selling security holders in connection with such sales of shares. The shares offered by the selling security holders may be sold by one or more of the following methods, without limitations:

o a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
o purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus;
o ordinary brokerage transactions and transactions in which the broker solicits purchasers, and
o face-to-face transactions between sellers and purchasers without a broker-dealer.

         In effecting sales, brokers or dealers engaged by the selling security holders may arrange for other brokers or dealers to participate. The selling security holders and intermediaries through whom such shares are sold may be deemed "underwriters" within the meaning of the Securities Act of 1933 with respect to the shares offered, and any profits realized or commissions received may be deemed underwriting compensation.

         At the time a particular offer of shares is made by or on behalf of a selling security holder, to the extent required, a prospectus will be distributed which will set forth the number of shares being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, if any, the purchase price paid by any underwriter for shares purchased from the selling security holder and any discounts, commissions or concessions allowed or reallowed or paid to dealers and the proposed selling price to the public.

         The following security holder may offer shares of common stock issuable upon conversion of debentures and exercise of warrants.

         Except as indicated below, none of the selling security holders having any affiliation with the Company other than as security holders:



                                          Number of Shares                 Number of Shares
                                      Beneficially Owned Prior         Being Offered for Selling
Selling Shareholder                      to the Offering(1)              Shareholders' Account
-------------------                   ------------------------         -------------------------
The Charterbridge Financial
  Group, Inc.                               224,000                               224,000 (2)

Telluride Holdings, L.C.(3)                  75,000                                75,000 (3)

Brickell Equity Group, Inc.                 375,000                                75,000 (4)

Mark Bergman                                 50,000                                50,000 (5)
                                        -------------------                   -----------
                                                                                  424,000

--------------------

(1) As used herein, beneficial ownership means the sole power to vote, or direct the voting of, a security, or the sole or shared power to dispose, or direct the disposition of, a security. Except as otherwise indicated, each selling shareholder has beneficial ownership with respect to his/her shares of common stock.

(2) These shares were issued pursuant to an Agreement, dated January 6, 2000, between the Company and The Charterbridge Financial Group, Inc., by which the Company issued shares of common stock with registration rights in return for certain financial advisory services.

(3) These shares were issued pursuant to a Financial Advisory Agreement, dated February 2, 2000 by and between the Company and Capitalink, L.C., by which the Company issued shares of common stock to Telluride Holdings, L.C., (a wholly owned subsidiary of Capitalink, L.C.) with registration rights in return for certain financial advisory services.

(4) These shares were issued pursuant to a Consulting Agreement, dated as of January 1, 2000, by and between the Company and Brickell Equity Group, Inc., by which the Company issued shares of common stock with registration rights in return for certain financial advisory services.

(5) These shares were issued pursuant to an Investor Relations Consulting Agreement, dated January 20, 2000, by and between the Company and Access1 Financial, by which the Company issued shares of common stock with registration rights in return for certain financial advisory services.

REGULATION M

         We have informed the selling security holders that Regulation M promulgated under the Securities Exchange Act may be applicable to them with respect to any purchase or sale of our common stock. In general, Rule 102 under Regulation M prohibits any person connected with a distribution of our common stock from directly or indirectly bidding for, or purchasing for any account in which it has a beneficial interest, any of our common stock or any right to purchase our common stock for a period of one business day before and after completion of its participation in the distribution.

         During any distribution period, Regulation M prohibits the selling security holders and any other persons engaged in the distribution from engaging in any stabilizing bid or purchasing our common stock except for the purpose of preventing or retarding a decline in the open market price of our common stock. No person may effect any stabilizing transaction to facilitate any offering at the market.

         The selling security holders may be entitled, under agreements entered in to with us, to indemnification against liabilities under the Securities Act, the Securities Exchange Act and otherwise.

LEGAL MATTERS

         The validity of the shares offered hereby is being passed upon for the Company by Akerman, Senterfitt & Eidson, PA, Miami, Florida.

EXPERTS

         The consolidated financial statements of America's Senior Financial Services, Inc. and subsidiary as of and for the years ended December 31, 1998 and 1997, the financial statements of Dow Guarantee Corp. as of and for the years ended December 31, 1998 and 1997, and the financial statements of Capital Funding of South Florida, Inc. as of and for the year ended December 31, 1998, which are included in this prospectus and incorporated by reference in the Registration Statement, have been audited by Ahearn, Jasco + Company, P.A., independent auditors, as stated in their reports appearing herein and incorporated by reference in the Registration Statement, and are included and incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

         The consolidated financial statements of Jupiter Mortgage Corporation as of and for the years ended December 31, 1998 and 1997,which are included in this prospectus and incorporated by reference in the Registration Statement, have been audited by Wisneski, Blakiston & Leslie, P.A., independent auditors, as stated in their reports appearing herein and incorporated by reference in the Registration Statement, and are included and incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

         The Company has filed with the Securities and Exchange Commission a registration statement on Form SB-2 under the Securities Act with respect to the securities being offered. This prospectus, filed as a part of the registration statement, does not contain certain information contained in or annexed as exhibits to the registration statements. Reference is made to exhibits to the registration statement for the complete text. For further information with respect to the Company and the securities hereby offered, reference is made to the registration statement and to the exhibits filed as part of it, which may be inspected and copied at the public reference facilities of the commission in Washington D.C., and at the Commission's regional offices at

     o 500 West Madison Street, Chicago, IL 60604;
     o 7 World Trade Center, New York, NY 10048;
     o and 5757 Wilshire Boulevard, Los Angeles, CA 90034;
     o and copies of such material can be obtained from the Public Reference Section of the Commission, 450 5th Street, N.W., Washington, D.C. 20549, at prescribed rates and are available on the World Wide Web at: http://www.sec.gov.

Index to Financial Statements

America's Senior Financial Services, Inc.
1998 Audited Financial Statements .........................................     F-1

Dow Guarantee Corporation
1998 Audited Financial Statements .........................................     F-18

Capital Funding of South Florida
1998 Audited Financial Statements .........................................     F-29

Jupiter Mortgage Corporation
1998 Audited Financial Statements .........................................     F-39

America's Senior Financial Services, Inc.
Unaudited Financial Statements for the nine months ended September 30, 1999
Consolidated Balance Sheets ...............................................     F-47
Statements of Operations ..................................................     F-48
Statements of Cash Flows ..................................................     F-49
Statement of Changes in Stockholders' Equity ..............................     F-50
Notes to the nine months ended financial statements .......................     F-51

Pro forma Financial Information
Balance Sheets at December 31, 1998 .......................................     F-53
Statements of Operations at December 31, 1998 .............................     F-54
Balance Sheets at September 30, 1999 ......................................     F-55
Statements of Operations at September 30, 1999 ............................     F-56




                   AMERICA'S SENIOR FINANCIAL SERVICES, INC.
                                 AND SUBSIDIARY






                       CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                                      AND
                          INDEPENDENT AUDITORS' REPORT

                   AMERICA'S SENIOR FINANCIAL SERVICES, INC.
                                 AND SUBSIDIARY

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
INDEPENDENT AUDITORS' REPORT                                                 1

FINANCIAL STATEMENTS

           Consolidated Balance Sheets                                       2

           Consolidated Statements of Operations                             3

           Consolidated Statement of Changes in Stockholders' Equity         4

           Consolidated Statements of Cash Flows                           5-6

NOTES TO FINANCIAL STATEMENTS                                             7-15

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of America's Senior Financial Services, Inc.

We have audited the accompanying consolidated balance sheets of America's Senior Financial Services, Inc. and subsidiary (collectively, the "Company") as of December 31, 1998 and 1997, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of America's Senior Financial Services, Inc. and subsidiary as of December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.



                                      /s/ Ahearn, Jasco + Company, P.A.
                                      ------------------------------------------
                                      AHEARN, JASCO + COMPANY, P.A.
                                      Certified Public Accountants

Pompano Beach, Florida
February 26, 1999, except for Note 10,
 for which the date is March 26, 1999

            AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1997


                                                                                        1998                1997
                                                                                      ---------           ---------
                                             ASSETS
                                             ------
CURRENT ASSETS:
   Cash and cash equivalents                                                         $  195,728           $ 86,376
   Brokerage fees receivable                                                             49,853              5,495
   Employee advances                                                                     70,528                 --
   Due from shareholder                                                                  22,618                 --
   Prepaid expenses                                                                      46,699                 --
                                                                                     ----------           --------
            TOTAL CURRENT ASSETS                                                        385,426             91,871

PROPERTY AND EQUIPMENT, net                                                             254,783             61,418

GOODWILL, net                                                                         3,348,215                 --

OTHER ASSETS                                                                            319,940             27,770
                                                                                     ----------           --------
            TOTAL                                                                    $4,308,364           $181,059
                                                                                     ==========           ========
                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

CURRENT LIABILITIES:
   Current portion of long-term debt                                                 $    5,798           $ 10,754
   Accounts payable                                                                     173,904             17,126
   Accrued compensation and related taxes                                                49,054             17,640
                                                                                     ----------           --------
            TOTAL CURRENT LIABILITIES                                                   228,756             45,520
                                                                                     ----------           --------
LONG-TERM DEBT, less current portion                                                     13,287             19,702
                                                                                     ----------           --------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
   Common stock, $0.001 par value; 25,000,000 shares
    authorized, shares issued and outstanding, 5,898,867
    in 1998 and 4,367,000 in 1997                                                         5,899              4,367
   Additional paid-in capital                                                         4,584,932            169,647
   Retained earnings (deficit)                                                         (457,443)           (58,177)
   Unearned compensation - restricted stock                                             (67,067)                --
                                                                                     ----------           --------
            TOTAL STOCKHOLDERS' EQUITY                                                4,066,321            115,837
                                                                                     ----------           --------
            TOTAL                                                                    $4,308,364           $181,059
                                                                                     ==========           ========



                       See notes to financial statements.

            AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARY
                            STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                                                         1998               1997
                                                                                      ----------         ----------
REVENUES                                                                              $1,797,632         $  541,546
                                                                                      ----------         ----------
EXPENSES:
   Payroll and related expenses                                                        1,335,488            307,690
   Administrative, processing, and occupancy                                             722,828            301,106
   Employee recruitment                                                                   50,333                 --
   Goodwill amortization                                                                  71,239                 --
                                                                                      ----------         ----------
            TOTAL EXPENSES                                                             2,179,888            608,796
                                                                                      ----------         ----------
            LOSS FROM OPERATIONS                                                        (382,256)           (67,250)
                                                                                      ----------         ----------

OTHER EXPENSES:
   Acquisition costs                                                                      14,969                 --
   Interest expense                                                                        2,041              4,906
                                                                                      ----------         ----------
            TOTAL OTHER EXPENSES                                                          17,010              4,906
                                                                                      ----------         ----------
            LOSS BEFORE INCOME TAXES                                                    (399,266)           (72,156)

PROVISION FOR INCOME TAXES                                                                    --                 --
                                                                                      ----------         ----------
            NET LOSS                                                                  $ (399,266)        $  (72,156)
                                                                                      ==========         ==========
EARNINGS (LOSS) PER SHARE:
   Basic                                                                              $   (0.082)        $   (0.025)
                                                                                      ==========         ==========
   Diluted                                                                            $   (0.082)        $   (0.025)
                                                                                      ==========         ==========
   Weighted average common shares outstanding                                          4,849,247          2,854,400
                                                                                      ==========         ==========



                       See notes to financial statements.

            AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARY
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                COMMON        Common       Additional                    Retained         Total
                                                 STOCK       Stock, at      Paid-in       Restricted     Earnings     Stockholders'
                                              # OF SHARES    par value      Capital         Stock        (Deficit)        Equity
                                              -----------    ---------    -----------     ----------     ---------    -------------
STOCKHOLDERS' EQUITY, January 1, 1997          2,650,000      $2,650      $   15,620       $      --     $ 120,126      $  138,396

S corporation distributions                           --          --              --              --       (29,032)        (29,032)

Issuances of common stock                      1,117,000       1,117           1,650              --            --           2,767

Record distribution payable and other
 adjustments upon S corporation termination           --          --          59,580              --       (77,115)        (17,535)

Private placement offering                       600,000         600          92,797              --            --          93,397

Net loss for the year ended
 December 31, 1997                                    --          --              --              --       (72,156)        (72,156)
                                               ---------      ------      ----------     -----------     ---------      ----------

STOCKHOLDERS' EQUITY, December 31, 1997        4,367,000       4,367         169,647              --       (58,177)        115,837

Stock issued pursuant to the Dow acquisition     616,667         617       3,436,883              --            --       3,437,500

Restricted stock issued to employees              74,400          74          74,326         (74,400)           --              --

Recognition of restricted stock earned                --          --              --           7,333            --           7,333

Issuances of common stock for cash, net
 of expenses                                     840,800         841         904,076              --            --         904,917

Net loss for the year ended
  December 31, 1998                                   --          --              --              --      (399,266)       (399,266)
                                               ---------      ------      ----------       ---------     ---------      ----------

STOCKHOLDERS' EQUITY, December 31, 1998        5,898,867      $5,899      $4,584,932       $ (67,067)    $(457,443)     $4,066,321
                                               =========      ======      ==========       =========     =========      ==========





                       See notes to financial statements.

            AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARY
                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997



                                                                                        1998                1997
                                                                                      ---------           --------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                                           $(399,266)          $(72,156)
   Adjustments to reconcile net loss to net cash
    provided by (used in) operating activities:
      Depreciation and amortization                                                     106,195             21,259
      Recognition of restricted stock earned                                              7,333                 --
      Changes in certain assets and liabilities, net of amounts
       from an acquisition:
         Brokerage fee receivable                                                         6,429             74,343
         Employee advances                                                               28,544                 --
         Prepaid expenses and other                                                     (46,464)            12,538
         Accounts payable, accrued compensation and related taxes                        14,046             10,806
                                                                                      ---------           --------
            NET CASH PROVIDED BY (USED IN)
             OPERATING ACTIVITIES                                                      (283,183)            46,790
                                                                                      ---------           --------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of property and equipment                                                  (205,302)           (18,538)
   Acquisition expenditures, net of cash acquired                                      (294,395)                --
   Changes in other assets                                                               21,304                 --
                                                                                      ---------           --------

            NET CASH USED IN INVESTING ACTIVITIES                                      (478,393)           (18,538)
                                                                                      ---------           --------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of common stock, net                                          904,917             96,164
   Change in long-term debt                                                             (11,371)           (12,130)
   S corporation distributions                                                               --            (46,567)
   Loan to shareholder                                                                  (22,618)                --
                                                                                      ---------           --------
            NET CASH PROVIDED BY FINANCING ACTIVITIES                                   870,928             37,467
                                                                                      ---------           --------
            NET INCREASE IN CASH AND CASH EQUIVALENTS                                   109,352             65,719

CASH AND CASH EQUIVALENTS, Beginning of year                                             86,376             20,657
                                                                                      ---------           --------
CASH AND CASH EQUIVALENTS, End of year                                                $ 195,728           $ 86,376
                                                                                      =========           ========



                       See notes to financial statements.

            AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARY
                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


            (continued)



                                                                                        1998                1997
                                                                                      ---------           --------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Interest paid in cash during the period                                            $  18,135           $  4,906
                                                                                      =========           ========
   Income taxes paid in cash during the period                                        $      --           $     --
                                                                                      =========           ========

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
   On July 31, 1998, the Company recorded net tangible assets of $189,157 and goodwill of $3,419,454 in connection with the Dow acquisition (see Note 9).  During 1998, the Company issued restricted stock to employees valued at $74,400.





                       See notes to financial statements.

            AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARY
                         NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      ORGANIZATION AND BASIS OF PRESENTATION

               America's Senior Financial Services, Inc. ("AMSE") was incorporated on February 26, 1990 and does business as Value Financial - Senior Funding. On July 31, 1998, AMSE acquired Dow Guarantee Corp. ("Dow"). AMSE and its subsidiary Dow (collectively referred to as "the Company"), are licensed mortgage lenders in the State of Florida. The Company is engaged in originating, processing, and concurrently funding mortgage loan applications. In addition to providing traditional (or forward) mortgage loan services, the Company also arranges reverse mortgages specifically developed to serve the special needs of the senior citizen community, and has generated a substantial portion of the reverse mortgages originated in Florida. The Company sells its closed loans to investors for resale into the secondary market. All significant intercompany balances and transactions are eliminated in consolidation.

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      REVENUE RECOGNITION AND CREDIT RISKS

               The Company derives its revenues primarily from mortgage application fees paid by potential borrowers and from brokerage and processing fees payable by the borrower and others at the time of closing. The brokerage and processing fees are recognized as revenue at the time the loans are closed.

               The Company operates in the mortgage banking industry; therefore, it is highly dependent on the status of the economy and interest rates.

      PROPERTY AND EQUIPMENT

               Property and equipment is recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Useful lives for most assets range from five to seven years. Expenditures for routine maintenance and repairs are charged to expense as incurred.

      INTANGIBLE ASSETS

               The excess of investment cost over the fair value of net assets acquired (goodwill) is being amortized over a period of 20 years. The goodwill arose from the Dow acquisition. Amortization of goodwill in the amount of $71,239 was charged to operations in 1998.

      ADVERTISING

               The costs of advertising, promotion, and marketing programs are charged to operations in the year incurred. Advertising expense was $155,132 and $46,586 for the years ended December 31, 1998 and 1997, respectively.

      INCOME TAXES

               Through November 2, 1997, AMSE, with the consent of its shareholders, had elected under provisions of the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of taxable income. Therefore, no provision or liability for income is included in the accompanying financial statements for results of operations through November 2, 1997. Effective that date, this election was terminated when AMSE issued common stock to a corporation. This S corporation status termination results in AMSE directly paying taxes on its earnings.

            AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARY
                         NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      INCOME TAXES (continued)

               Effective November 3, 1997, the Company accounts for its income taxes in accordance with Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes." Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

      NET LOSS PER COMMON SHARE

               The Company has adopted SFAS No. 128, "Earnings Per Share." SFAS 128 requires companies with complex capital structures or common stock equivalents to present both basic and diluted earnings per share ("EPS") on the face of the income statement. Basic EPS is calculated as income available to common stockholders divided by the weighted average number of common shares outstanding during the period. Diluted EPS is calculated using the "if converted" method for convertible securities and the treasury stock method for options and warrants as previously prescribed by Accounting Principles Board Opinion No. 15, "Earnings Per Share." The effect of common shares issuable under the terms of the Company's preferred stock outstanding are excluded from the calculation of diluted EPS since the effect is antidilutive. The adoption of SFAS 128 did not have an impact on the Company's reported results.

      CASH AND CASH EQUIVALENTS

               Cash and cash equivalents include all highly liquid investments purchased with an original maturity of three months or less. The Company occasionally maintains cash balances in financial institutions in excess of the federally insured limits.

      FAIR VALUE OF FINANCIAL INSTRUMENTS

               Cash, receivables, and accounts payable and accrued expenses are reflected in the financial statements at fair value because of the short-term maturity of those instruments. The fair values of the Company's debt obligations, as disclosed in Note 3, are the same as the recorded amounts because rates and terms approximate current market conditions.

      RECLASSIFICATIONS

               Certain amounts in the 1997 financial statements have been reclassified to conform to the 1998 presentation.

      NEW ACCOUNTING PRONOUNCEMENTS

               In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS 130 and 131 are effective for fiscal years beginning after December 15, 1997. The Company adopted these standards in 1998, and such adoption did not have any impact on the Company's results of operations or financial position, as the new standards are limited to the form and content of disclosures.

            AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARY
                         NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE 2 - PROPERTY AND EQUIPMENT

               Property and equipment consists of the following at December 31, 1998 and 1997:

                                                        1998             1997
                                                     ------------     ---------

      Office equipment                               $   31,080        $ 47,930
      Furniture and fixtures                            176,674          18,525
      Leasehold improvements                             87,022              --
      Vehicles                                           42,586          42,586
                                                     ----------        --------
                Total cost                              337,362         109,041
      Less:  Accumulated depreciation                   (82,579)        (47,623)
                                                     ----------        --------
                Property and equipment, net          $  254,783        $ 61,418
                                                     ==========        ========

               Depreciation expense for the years ended December 31, 1998 and 1997 was $34,956 and $21,259, respectively.


NOTE 3 - LONG-TERM DEBT AND CREDIT AGREEMENTS

      INSTALLMENT NOTES

               Long-term debt consists of installment notes for the Company's vehicles. The terms of the notes and the balances owed as of December 31, 1998 and 1997 are as follows:


                                                                                          1998          1997
                                                                                       -----------   -----------

Payable in monthly installments of $549, including interest at the rate of
4.9% per annum, through January 2002, secured by a vehicle.                            $ 19,085      $ 24,351

Other, repaid in 1998.                                                                       --         6,105
                                                                                       --------      --------

Total long-term debt                                                                     19,085        30,456
Less:  Current portion                                                                   (5,798)      (10,754)
                                                                                       --------      --------

          Long-term debt, net of current portion                                       $ 13,287      $ 19,702
                                                                                       ========      ========

               Future maturities of long-term debt are approximately $5,800 in 1999, $6,300 in 2000, $6,500 in 2001, and $500 in 2002.

      CREDIT AGREEMENTS

               The Company has two credit lines with a financial institution. The credit lines are guaranteed by a director/shareholder. The total amount available under the agreements is $50,000. As of December 31, 1998, no amounts were outstanding.

               The Company has an agreement with a financial institution to provide a $1,000,000 mortgage warehousing facility which assists the Company in originating and closing mortgages. The Company is liable under the agreement only if there is a default during a mortgage closing process. There were no amounts owed under this agreement as of December 31, 1998. Interest paid during 1998 for borrowings under this agreement totaled $16,094 and is included in operating expenses.

            AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARY
                         NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE 4 - INCOME TAXES

               As discussed in Note 1, AMSE was taxed as an S corporation from inception through November 2, 1997. Effective that date, the S corporation status was terminated, and therefore, AMSE must directly pay taxes on its earnings. As a result of the termination, a final S corporation distribution of $17,535 was accrued, $59,580 of undistributed S corporation earnings were reclassified to additional paid-in capital, and deferred income tax assets of $240 (net of an allowance of the same amount) were established for the tax bases of assets and liabilities that are different than those recognized for financial reporting purposes.

               A summary of income taxes for the year ended December 31, 1998 and for the period from November 3, 1997 through December 31, 1997 is as follows:


                                                                      1998              1997
                                                                   ------------      -----------
      Currently payable:
         Federal                                                   $       --         $     --
         State                                                             --               --
      Deferred tax benefit                                           (112,220)          (2,200)
                                                                   ----------         --------
                Income tax benefit for the applicable period         (112,220)          (2,200)
      Deferred tax asset established November 2, 1997                      --             (240)
                                                                   ----------         --------
                Income tax benefit, prior to allowance               (112,220)          (2,440)
      Valuation allowance                                             112,220            2,440
                                                                   ----------         --------
                 Net income tax provision                          $       --         $     --
                                                                   ==========         ========


               Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to net deferred income tax assets at December 31, 1998 and 1997 relate to the following:


                                                                      1998               1997
                                                                    ----------         --------

      Allowance accounts                                            $      --         $  2,240
      Net operating loss carryforward                                 111,040              200
      Restricted stock awards                                           3,620               --
      Valuation allowance                                            (114,660)          (2,440)
                                                                    ---------          -------
                 Net deferred income tax liability                  $      --          $    --
                                                                    =========          =======


               There are no significant deferred tax liabilities. The Company has used a combined estimated federal and state tax rate of approximately 35% for all deferred tax computations. The tax benefit prior to the allowance differs from the Federal statutory rate of 34% because of non-deductible expenses (including the goodwill amortization), the surtax exemptions and rate brackets, and the effect of state income taxes.

               The Company has recorded a valuation allowance in accordance with the provisions of SFAS No. 109 to reflect the estimated amount of deferred tax assets which may not be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation future taxable income during the periods in which temporary differences and/or carryforward losses become deductible.

            AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARY
                         NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE 4 - INCOME TAXES (continued)

               The Company has available tax net operating loss carryovers ("NOLs") as of December 31, 1998 of approximately $339,200. The NOLs expire beginning in 2012. Certain provisions of the tax law may limit the net operating loss carryforwards available for use in any given year in the event of a significant change in ownership interest. There have already been significant changes in stock ownership; however, management believes that an ownership change has not yet occurred which would cause the net operating loss carryover to be limited.

NOTE 5 - RELATED PARTY TRANSACTIONS

               A shareholder of AMSE provides investment banking services to the Company. In connection with these investment banking activities, this shareholder received fees consisting of cash of $60,000 and 66,667 shares of restricted AMSE stock [which were issued pursuant to the Dow acquisition (see Note 9)].

               At December 31, 1998, the Company's president and majority shareholder owed the Company $22,500 (plus accrued interest of $118) under notes bearing interest at 5%. These notes were repaid on January 28, 1999.

NOTE 6 - STOCKHOLDERS' EQUITY

      COMMON STOCK

               The holders of the common stock are entitled to one vote per share and have non-cumulative voting rights. The holders are also entitled to receive dividends when, as, and if declared by the Board of Directors. Additionally, the holders of the common stock do not have any preemptive right to subscribe for, or purchase, any shares of any class of stock.

      PREFERRED STOCK

               Subsequent to December 31, 1998, the Company amended its Articles of Incorporation to authorize preferred stock (see Note 10).

      RECAPITALIZATION AND SHARE OFFERINGS

               In November 1997, the Board of Directors voted to amend the Company's articles of incorporation to change the number of authorized shares to 25,000,000 with a par value of $0.001. The outstanding shares of common stock at that date were converted into 2,650,000 shares of the new $0.001 par value stock. The shares of the Company have been restated to January 1, 1997, as well as other share and per share amounts, as if a stock split had occurred.

               During November and December 1997, 1,117,000 shares of common stock were issued to various accredited investors and employees. In December 1997, 600,000 shares were issued to new investors through a Regulation D, Rule 504 private placement offering, as well as 700,000 common stock purchase warrants. In 1998, certain accredited investors purchased 140,800 shares for $231,500 in cash (before expenses) and 66,667 shares were issued to the Company's investment banker pursuant to the Dow acquisition, in which 550,000 shares were issued to the sellers.

            AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARY
                         NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE 6 - STOCKHOLDERS' EQUITY (continued)

      RECAPITALIZATION AND SHARE OFFERINGS (continued)

               Each of the 700,000 stock purchase warrants issued pursuant to the private placement offering entitled the registered holder to purchase one share of the Company's common stock for $1. The warrants were exchanged in 1998 with proceeds to the Company, before expenses, of $700,000.

               The Company had also issued 133,333 stock purchase warrants to certain accredited investors. Each of these warrants entitled the holder to purchase one share of common stock for $1 per share. The warrants expired February 19, 1999.

      CONTINGENT STOCK ISSUANCES

               In conjunction with the acquisition of Dow in July 1998 (see
      Note 9), the Company agreed to an aggregate value guarantee for the 550,000 shares of the Company's common stock issued in that transaction. If, at such time as a registration statement has been declared effective by the U.S. Securities and Exchange Commission (the initial measurement date) and the value of the shares at that date is not at least $2,750,000, then the Company shall issue additional shares of its common stock so that the total shares received by the former Dow shareholders multiplied by the then fair market value (as defined) equals $2,750,000. There is also an additional measurement date if an underwriter of a public offering of the Company's stock imposes a lock-up on the stock issued to the former Dow shareholders; this date is one year after the expiration of the lock-up period, and the adjustment formula is similar to the initial formula. As of February 26, 1999, no shares would be due to the former Dow shareholders if this date were the initial measurement date.

      RESTRICTED STOCK AWARDS

               During 1998, a total of 74,400 restricted shares of the Company's common stock were granted to certain employees. The market value of shares awarded was $74,400. This amount was recorded as unearned compensation - restricted stock and is shown as a separate component of stockholders' equity. Unearned compensation is being amortized to expense over the three-year vesting period and, net of forfeitures, amounted to $7,333 in 1998.

      NASD OTC BULLETIN BOARD TRADING

               The Company's common stock began public trading on the over-the-counter market in April 1998 under the symbol AMSE.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

      OFFICE LEASES

               The Company leases office space in various locations as well as certain office equipment. Future minimum lease payments subsequent to December 31, 1998 under these operating leases are as follows: $144,377 in 1999, $137,417 in 2000, $118,062 in 2001, and $12,956 in years 2002 and 2003. Rent expense for the years ended December 31, 1998 and 1997 totaled $60,841 and $40,906, respectively.

      LITIGATION

               From time to time, the Company is exposed to claims, regulatory, and legal actions in the normal course of business, some of which are initiated by the Company. At December 31, 1998, management believes that any such outstanding issues will be resolved without significantly impairing the financial condition of the Company.

            AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARY
                         NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE 8 - NET INCOME (LOSS) PER COMMON SHARE

               For the year ended December 31, 1998 and 1997, basic and diluted weighted average common shares include only common shares outstanding. The inclusion of common share equivalents would be anti-dilutive and, as such, they are not included.

               A reconciliation of the number of common shares shown as outstanding in the consolidated financial statements with the number of shares used in the computation of weighted average common shares outstanding is shown below:


                                                                              1998              1997
                                                                          -------------     --------------
      Common shares outstanding at December 31st                           5,898,867          4,367,000
      Effect of weighting                                                 (1,049,620)        (1,512,600)
                                                                          ----------         ----------

                Weighted average common shares outstanding                 4,849,247          2,854,400
                                                                          ==========         ==========

               The number of shares have been restated to reflect the number of shares issued upon the 1997 amendment of the articles of incorporation, as if a stock split had occurred (see Note 6).

NOTE 9 - ACQUISITION ACTIVITIES

      DOW GUARANTEE CORP.

               The acquisition of Dow was completed on July 31, 1998 and was accounted for as a purchase. Identified tangible assets and liabilities were recorded at their estimated fair market values and the excess of the total cost over the net fair values of identified assets and liabilities was recorded as goodwill. The purchase price for these assets totaled $3,782,757, with 550,000 shares of common stock of the Company being issued to the sellers (valued at $3,437,500), costs of $171,111 (including 66,667 shares issued to the Company's investment banker), and assumed liabilities of $174,146. The cost of the acquisition was allocated to tangible assets and goodwill totaling $363,303 and $3,419,454, respectively.

      CAPITAL FUNDING OF SOUTH FLORIDA, INC.

               On January 29, 1999, the Company completed an acquisition of Capital Funding of South Florida, Inc. ("CFSF"). This acquisition will be accounted for as a purchase. Identified tangible assets and liabilities will be recorded at their estimated fair market values and the excess of the total cost over the net fair values of identified assets and liabilities will be recorded as goodwill. The financial statements of the Company will include the operating results of the acquired entity from the date of its acquisition.

               Based on preliminary information, the purchase price for these assets was estimated at $2,172,000, with 221,664 shares of common stock of the Company being issued to the sellers (valued at $1,552,000), cash to the sellers of $300,000, costs of $165,000, and assumed liabilities of approximately $155,000. The cost of the acquisition is anticipated to be allocated to the assets as follows:

      Depreciable tangible property and equipment           $   80,000
      Receivables and other current assets, net                 75,000
      Other assets                                              90,000
      Goodwill                                               1,927,000
                                                            ----------
                Total                                       $2,172,000
                                                            ==========

            AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARY
                         NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE 9 - ACQUISITION ACTIVITIES (continued)

      CAPITAL FUNDING OF SOUTH FLORIDA, INC. (continued)

               The acquisition agreement with CFSF contains an aggregate value guarantee whereby the former shareholders of CFSF may be entitled to additional shares of the Company's common stock. If the value of the shares issued in the transaction are not at least $6.42 per share at the first anniversary of the transaction, the Company must issue additional shares so that the total shares received multiplied by the then market value (as defined) equals this guaranteed amount.

      OTHER ACTIVITIES

               In December 1998, the Company advanced $250,000 to a potential acquisition target pursuant to a promissory note. The note is secured by 263,445 unrestricted and 2,148,500 restricted shares of the target's stock, which have an aggregate value of approximately $580,000. The note is non-interest bearing and presently has no due date. The Company also advanced $10,000 to the target pursuant to a letter of intent to negotiate an acquisition. These amounts are recorded as other assets on the accompanying balance sheet at December 31, 1998.

      PRO-FORMAS

               The following pro forma summary presents the results of operations as if the Dow and CFSF acquisitions had occurred at January 1, 1998, after giving effect to certain adjustments, including amortization of goodwill. These pro forma results have been prepared for illustrative purposes only and do not purport to be indicative of what would have occurred had the acquisitions been made as of those dates, or results of which may occur in the future.


                                               1998 Consolidated              1998 Consolidated
                                             Pro forma (12 months)          Pro forma (12 months)
                                                 AMSE and Dow                 AMSE, Dow and CFSF
                                             ---------------------          ---------------------
                                                  (Unaudited)                    (Unaudited)

      Revenues                                    $3,287,900                     $4,720,500
      Expenses                                     3,757,700                      5,170,000
                                                 -----------                     ----------
                Loss from operations                (469,800)                      (449,500)
      Interest expense                                 2,000                          6,700
                                                 -----------                     ----------

                Net loss                         $  (471,800)                    $ (442,800)
                                                 ===========                     ==========


NOTE 10 - SUBSEQUENT EVENTS

      PREFERRED STOCK

               Effective March 23, 1999, the Company amended its Articles of Incorporation to add the following provision: "THE CORPORATION IS ALSO AUTHORIZED TO ISSUE TEN MILLION (10,000,000) SHARES OF PREFERRED STOCK HAVING A PAR VALUE OF $.001 PER SHARE (THE `PREFERRED STOCK'). SHARES OF PREFERRED STOCK MAY BE ISSUED FROM TIME TO TIME IN ONE OR MORE SERIES. THE BOARD OF DIRECTORS IS AUTHORIZED TO FIX THE NUMBER OF SHARES IN EACH SERIES, THE DESIGNATION THEREOF AND THE RELATIVE RIGHTS, PREFERENCES AND LIMITATIONS OF EACH SERIES, AND SPECIFICALLY, THE BOARD OF DIRECTORS IS AUTHORIZED TO FIX WITH RESPECT TO EACH SERIES (a) THE DIVIDEND RATE; (b) REDEEMABLE FEATURES, IF ANY; (c) RIGHTS UPON LIQUIDATION; (d) WHETHER OR NOT THE SHARES OF SUCH SERIES SHALL BE SUBJECT TO A PURCHASE, RETIREMENT OR SINKING FUND PROVISION; (e) WHETHER OR NOT THE SHARES OF SUCH SERIES SHALL BE CONVERTIBLE INTO OR EXCHANGEABLE FOR SHARES OF ANY OTHER CLASS AND, IF SO, THE RATE OF CONVERSION OR EXCHANGE; (f) RESTRICTIONS, IF ANY, UPON THE PAYMENT OF DIVIDENDS ON COMMON STOCK; (g) RESTRICTIONS, IF ANY, UPON THE CREATION OF INDEBTEDNESS; (h) VOTING POWERS, IF ANY, OF THE SHARES OF EACH SERIES; AND (i) SUCH OTHER RIGHTS, PREFERENCES AND LIMITATIONS AS SHALL NOT BE INCONSISTENT WITH THE LAWS OF THE STATE OF FLORIDA."

            AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARY
                         NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE 10 - SUBSEQUENT EVENTS (continued)

      PREFERRED STOCK (continued)

               As of March 26, 1999, no preferred stock has been issued.

      STOCK OPTION PLAN

               On March 15, 1999, the shareholders of the Company approved the adoption of a stock option plan. The plan calls for a maximum of 2,000,000 incentive stock options and 500,000 non-qualified stock options to be issued, at the discretion of the Board of Directors, over the next ten years. Terms of the options, when issued, are as follows: (a) for non-qualified options, the term of the option may not exceed ten years, the options may be granted to any eligible person with the remaining terms to be determined by the designated Board Committee; and (b) for incentive options, the term of the option may not exceed ten years, the exercise price may not be less than the fair market value of the optioned share on the date of grant, the option may contain vesting provisions, and the option may contain other terms to be determined by the designated Board Committee. As of March 26, 1999, no options have been issued.

               The Company will account for these options following the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 establishes optional alternative accounting methods for stock-based compensation as well as certain required disclosures. The Company has elected to account for stock-based employee compensation under previously existing accounting guidance. As such, SFAS No. 123 for employee compensation will be adopted for disclosure purposes only and will not impact the Company's financial position, annual operating results, or cash flows. For transactions with other than employees in which services were received in exchange for stock or options, the transactions will be recorded on the basis of the fair value of the services received, or the fair value of the equity instrument issued, whichever can be more reliably measured.

      SEC REGISTRATION STATEMENT

               In April 1999, the Company expects to file a Form 10-SB registration statement with the U.S. Securities & Exchange Commission for purposes of registering its common stock under the Securities Exchange Act of 1934.

NOTE 11 - PRO FORMA INCOME TAXES AND EARNINGS (UNAUDITED)

               As discussed in Note 1, having elected status as an S corporation, the shareholders of AMSE paid the federal income tax on AMSE's earnings through November 2, 1997. Additionally, AMSE was exempt from Florida income tax on its earnings during that period since Florida does not separately tax S corporations. As a result, no income tax expense was provided in the historical financial statements for taxable income through November 2, 1997.

               Below is a pro forma schedule estimating the amount of income tax benefit, and the resulting loss after taxes for the period ended December 31, 1997, as if AMSE had not made the election to be taxed as an S corporation.

      Loss before income taxes - historical                            $(72,156)
      Pro forma benefit for federal and state taxes                      25,250
      Valuation allowance for deferred tax asset                        (25,250)
                                                                       --------
                 Net income (loss), after pro forma tax provision      $(72,156)
                                                                       ========

                              DOW GUARANTEE CORP.







                              FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                                      AND
                          INDEPENDENT AUDITORS' REPORT

                              DOW GUARANTEE CORP.




                               TABLE OF CONTENTS

                                                                         PAGE
                                                                         ----
         INDEPENDENT AUDITORS' REPORT                                       1

         FINANCIAL STATEMENTS

                    Balance Sheets                                          2

                    Statements of Operations                                3

                    Statement of Changes in Stockholders' Equity            4

                    Statements of Cash Flows                                5

         NOTES TO FINANCIAL STATEMENTS                                    6-9

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Dow Guarantee Corp.

We have audited the accompanying balance sheets of Dow Guarantee Corp. (the "Company"), as of December 31, 1998 and 1997, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dow Guarantee Corp. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

As discussed in Note 1, on July 31, 1998, all of the outstanding shares of the Company were acquired by America's Senior Financial Services, Inc.



                                     /s/ Ahearn, Jasco + Company, P.A.
                                     ------------------------------------------
                                     AHEARN, JASCO + COMPANY, P.A.
                                     Certified Public Accountants

Pompano Beach, Florida
February 26, 1999

                              DOW GUARANTEE CORP.
                                 BALANCE SHEETS

                           DECEMBER 31, 1998 AND 1997



                                                                  1998                 1997
                                                               ----------            --------
                                          ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                                   $   90,808            $185,767
   Brokerage fees receivable                                       27,929              54,478
   Employee advances                                               60,778              33,120
   Prepaid expenses and taxes                                      18,268               1,890
                                                               ----------            --------
            TOTAL CURRENT ASSETS                                  197,783             275,255

PROPERTY AND EQUIPMENT, net                                       116,602              39,113

GOODWILL, net                                                   3,348,215                  --

DUE FROM PARENT                                                    24,080                  --

OTHER ASSETS                                                       10,784               9,965
                                                               ----------            --------

            TOTAL                                              $3,697,464            $324,333
                                                               ==========            ========


                               LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Accounts payable                                             $ 106,259           $ 126,974
   Accrued compensation and related taxes                          40,724              29,963
                                                               ----------            --------

            TOTAL CURRENT LIABILITIES                             146,983             156,937
                                                               ----------            --------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
   Common stock, no par value; 1,000,000 shares
    authorized, 1,000,000 shares issued and outstanding            90,462              90,462
   Additional paid-in capital                                   3,593,149                  --
   Retained earnings (deficit)                                   (133,130)             76,934
                                                               ----------            --------
            TOTAL STOCKHOLDERS' EQUITY                          3,550,481             167,396
                                                               ----------            --------

            TOTAL                                              $3,697,464            $324,333
                                                               ==========            ========


                       See notes to financial statements.

                               DOW GUARANTEE CORP.
                            STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                            1998                 1997
                                                          ----------          ---------
REVENUES                                                  $2,454,062          $2,599,574
                                                          ----------          ----------
EXPENSES:
   Payroll and related expenses                            1,560,504           1,742,832
   Administrative, processing, and occupancy                 933,689             854,831
   Goodwill amortization                                      71,239                  --
                                                          ----------          ----------
            TOTAL EXPENSES                                 2,565,432           2,597,663
                                                          ----------          ----------

            INCOME (LOSS) BEFORE INCOME TAXES               (111,370)              1,911

PROVISION FOR INCOME TAXES                                        --                 820
                                                          ----------          ----------

            NET INCOME (LOSS)                             $ (111,370)         $    1,091
                                                          ==========          ==========



                       See notes to financial statements.

                               DOW GUARANTEE CORP.
                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                 Common                          Additional          Retained            Total
                                                 Stock            Common           Paid-in          Earnings        Stockholders'
                                              # of Shares          Stock           Capital          (Deficit)           Equity
                                             --------------    -------------    --------------    -------------    ----------------
STOCKHOLDERS' EQUITY,
 January 1, 1997                                 1,000,000         $ 90,462       $       --       $  75,843          $  166,305

Net income for the year ended
 December 31, 1997                                      --               --               --           1,091               1,091
                                                 ---------         --------       ----------       ---------          ----------

STOCKHOLDERS' EQUITY,
 December 31, 1997                               1,000,000           90,462               --          76,934             167,396

Recapitalization based on a
 July 31, 1998 acquisition of the
 shares of the Company (Note 1)
                                                        --               --        3,518,149         (98,694)          3,419,455

Capital contributed by parent
                                                        --               --           75,000              --              75,000

Net loss for the year ended
 December 31, 1998
                                                        --               --               --        (111,370)           (111,370)
                                                 ---------         --------       ----------       ---------          ----------
STOCKHOLDERS' EQUITY,
 December 31, 1998                               1,000,000         $ 90,462       $3,593,149       $(133,130)         $3,550,481
                                                 =========         ========       ==========       =========          ==========






                       See notes to financial statements.

                               DOW GUARANTEE CORP.
                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                                                     1998                  1997
                                                                                   ----------            ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss)                                                               $ (111,370)           $   1,091
   Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
      Depreciation and amortization                                                    97,648               25,483
      Changes in certain assets and liabilities:
         Brokerage fees receivable                                                     26,549               (4,225)
         Employee advances                                                            (27,658)              67,747
         Prepaid expenses and taxes                                                   (16,378)              (1,407)
         Accounts payable, accrued compensation and other                              (9,954)              19,270
                                                                                   ----------            ---------

            NET CASH PROVIDED BY (USED IN)
             OPERATING ACTIVITIES                                                     (41,163)             107,959
                                                                                   ----------            ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Increase in other assets and due from parent                                       (24,899)                  --
   Acquisition of property and equipment                                             (103,897)              (9,294)
                                                                                   ----------            ---------

            NET CASH USED IN INVESTING ACTIVITIES                                    (128,796)              (9,294)
                                                                                   ----------            ---------
CASH FLOWS FROM FINANCING ACTIVITY - Capital
 contribution by parent                                                                75,000                   --
                                                                                   ----------            ---------
            NET INCREASE (DECREASE) IN CASH
             AND CASH EQUIVALENTS                                                     (94,959)              98,665

CASH AND CASH EQUIVALENTS, Beginning of year                                          185,767               87,102
                                                                                   ----------            ---------

CASH AND CASH EQUIVALENTS, End of year                                             $   90,808            $ 185,767
                                                                                   ==========            =========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Interest paid in cash during the period                                         $   16,094            $      --
                                                                                   ==========            =========
   Income taxes paid in cash during the period                                     $   10,000            $   3,294
                                                                                   ==========            =========


SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
          On July 31, 1998, the Company recorded goodwill and additional paid-in capital and adjusted its assets and liabilities to fair value in connection with a purchase of the Company's stock.




                       See notes to financial statements.

                               DOW GUARANTEE CORP.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      ORGANIZATION AND BASIS OF PRESENTATION

               Dow Guarantee Corp. (the "Company") was incorporated on March 20, 1985. The Company is a licensed mortgage lender in the State of Florida and is engaged in originating, processing, and funding mortgage loan applications.

               On July 31, 1998, the shareholders of the Company exchanged all of the issued and outstanding common stock of the Company to America's Senior Financial Services, Inc. ("AMSE") for 550,000 shares of AMSE common stock in a tax-free transaction. As a result, the Company became a wholly-owned subsidiary of AMSE on that date. In accordance with applicable accounting principles, this transaction has been recorded as a purchase of the Company by AMSE for financial reporting purposes. Management of AMSE has placed a value of $3,437,500 on the common stock of AMSE issued to the shareholders of the Company. This value was determined at a discount from the common stock's trading level during the time the transaction was completed, as the shares are restricted as to transfer. According to "push down" accounting rules, this transaction, including costs incurred, is recorded on the books of the Company. As a result, the recorded values of the assets and liabilities of the Company were adjusted to their fair values at that date and goodwill was recorded for the excess of the purchase price over the net fair value.

      USE OF ESTIMATES

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      REVENUE RECOGNITION AND CREDIT RISKS

               The Company derives its revenues primarily from mortgage application fees paid by potential borrowers and from brokerage and processing fees payable by the borrower and others at the time of closing. The brokerage and processing fees are recognized as revenue at the time the loans are closed.

               The Company operates in the mortgage banking industry, therefore, it is highly dependent on the status of the economy and interest rates.

      INTANGIBLE ASSETS

               The excess of investment cost over the fair value of net assets acquired (goodwill) is being amortized over a period of 20 years. Amortization of goodwill in the amount of $71,239 was charged to operations in 1998.

      PROPERTY AND EQUIPMENT

               Property and equipment is recorded at acquisition cost and depreciated using the straight-line method over the estimated useful lives of the assets. Useful lives range from five to seven years. Expenditures for routine maintenance and repairs are charged to expense as incurred.

      ADVERTISING

               The costs of advertising, promotion, and marketing programs are charged to operations in the year incurred. Advertising expense was $30,717 and $31,002 for the years ended December 31, 1998 and 1997, respectively.

                               DOW GUARANTEE CORP.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      INCOME TAXES

               The Company accounts for its income taxes in accordance with Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes." Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company anticipates filing a consolidated return with AMSE. The tax provision shown on the accompanying statement of operations was calculated as if the Company filed a separate income tax return.

      CASH AND CASH EQUIVALENTS

               Cash and cash equivalents include all highly liquid investments purchased with an original maturity of three months or less. The Company occasionally maintains cash balances in financial institutions in excess of the federally insured limits.

      FAIR VALUE OF FINANCIAL INSTRUMENTS

               Cash, receivables, and accounts payable and accrued expenses are reflected in the financial statements at fair value because of the short-term maturity of those instruments.

      STATEMENT OF COMPREHENSIVE INCOME

               A statement of comprehensive income has not been included, per SFAS 130, "Reporting Comprehensive Income," as the Company has no items of other comprehensive income.

      RECLASSIFICATIONS

               Certain amounts in the 1997 financial statements have been reclassified to conform to the 1998 presentation.



NOTE 2 - PROPERTY AND EQUIPMENT

               Property and equipment consists of the following at December 31, 1998 and 1997:

                                                       1998             1997
                                                    ----------       ---------

      Office equipment                              $   77,906       $ 122,116
      Furniture and fixtures                            15,445          57,271
      Leasehold improvements                            31,080           5,991
                                                    ----------       ---------
                Total cost                             124,431         185,378
      Less:  Accumulated depreciation                   (7,829)       (146,265)
                                                    ----------       ---------

                Property and equipment, net         $  116,602       $  39,113
                                                    ==========       =========

                               DOW GUARANTEE CORP.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE 2 - PROPERTY AND EQUIPMENT (continued)

               Depreciation expense for the years ended December 31, 1998 and 1997 was $26,409 and $25,483, respectively. At July 31, 1998, the historical cost of all property and equipment was adjusted to fair value in connection with an acquisition (see Note 1).

NOTE 3 - CREDIT AGREEMENTS

      LINES OF CREDIT

               In October 1996, the Company established two credit lines with a financial institution. The credit lines are guaranteed by an officer and former shareholder. The total amount available under the agreements is $50,000. As of December 31, 1998 and 1997, no amounts were used from the credit facilities.

      MORTGAGE WAREHOUSING AGREEMENT

               In May 1997, the Company entered into an agreement with a financial institution to provide a $1,000,000 mortgage warehousing facility that assists the Company in originating and closing mortgages. The Company is liable under the agreement only if there is a default during a mortgage closing process. There were no amounts owed under this agreement as of December 31, 1998 or 1997. Interest paid during 1998 for borrowings under this agreement totaled $16,094.

NOTE 4 - INCOME TAXES

               A summary of income taxes for the years ended December 31, 1998 and 1997 is as follows:

                                                            1998          1997
                                                         --------       --------
      Currently payable:
         Federal                                         $     --          $ 800
         State                                                 --             20
      Deferred benefit from net operating loss            (14,050)            --
      Valuation allowance                                  14,050             --
                                                         --------          -----
                Total income tax provision               $     --          $ 820
                                                         ========          =====

               The tax provision differs from the Federal statutory rate of 34% because of non-deductible expenses (including the goodwill amortization), the surtax exemptions and rate brackets, and the effect of state income taxes. There are no significant deferred tax assets or liabilities other than from the net operating loss.

               The Company has recorded a valuation allowance in accordance with the provisions of SFAS No. 109 to reflect the estimated amount of deferred tax assets that may not be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.

               The Company has available tax net operating loss carryovers as of December 31, 1998 of approximately $84,400.

                               DOW GUARANTEE CORP.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE 5 - COMMITMENTS AND CONTINGENCIES

      OFFICE LEASE

               The Company leases office space in various locations, as well as certain office equipment. Future minimum lease payments subsequent to December 31, 1998 under these operating leases are as follows: $94,956 in years 1999 and 2000, $93,293 in 2001, and $12,956 in years 2002 and 2003.
      Rent expense for the years ended December 31, 1998 and 1997 totaled $86,725, and $92,633, respectively.

      LITIGATION

               From time to time, the Company is exposed to claims, regulatory, and legal actions in the normal course of business, some of which may be initiated by the Company. At December 31, 1998, management believes that any such outstanding issues will be resolved without significantly impairing the financial condition of the Company.

                     CAPITAL FUNDING OF SOUTH FLORIDA, INC.







                              FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                      AND
                          INDEPENDENT AUDITORS' REPORT

                     CAPITAL FUNDING OF SOUTH FLORIDA, INC.



                               TABLE OF CONTENTS

                                                                        PAGE
                                                                        ----
         INDEPENDENT AUDITORS' REPORT                                      1

         FINANCIAL STATEMENTS

                    Balance Sheet                                          2

                    Statement of Operations                                3

                    Statement of Changes in Stockholders' Equity           4

                    Statement of Cash Flows                                5

         NOTES TO FINANCIAL STATEMENTS                                   6-8

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Capital Funding of South Florida, Inc.

We have audited the accompanying balance sheet of Capital Funding of South Florida, Inc. (the "Company"), as of December 31, 1998, and the related statement of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Funding of South Florida, Inc. as of December 31, 1998, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

As discussed in Note 1, on January 29, 1999, all of the outstanding shares of the Company were acquired by America's Senior Financial Services, Inc.



                                     /s/ Ahearn, Jasco + Company, P.A.
                                     ------------------------------------------
                                     AHEARN, JASCO + COMPANY, P.A.
                                     Certified Public Accountants

Pompano Beach, Florida
April 9, 1999

                     CAPITAL FUNDING OF SOUTH FLORIDA, INC.
                                 BALANCE SHEET
                               DECEMBER 31, 1998



                                     ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                                  $  23,543
   Brokerage fees receivable                                     45,828
   Interest receivable from shareholders                          6,000
                                                              ---------

            TOTAL CURRENT ASSETS                                 75,371

PROPERTY AND EQUIPMENT, net                                      79,983

NOTES RECEIVABLE FROM SHAREHOLDERS                              100,000

OTHER ASSETS                                                     67,739
                                                              ---------
            TOTAL                                             $ 323,093
                                                              =========


                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Notes payable - lines of credit                            $ 110,455
   Accounts payable                                              25,909
   Accrued compensation                                          17,873
   Other accrued liabilities                                     35,000
                                                              ---------

            TOTAL CURRENT LIABILITIES                           189,237
                                                              ---------


COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
   Common stock, $1 par value; 10,000 shares
    authorized, 2,000 shares issued and outstanding               2,000
   Additional paid-in capital                                    59,369
   Retained earnings                                             72,487
                                                              ---------

            TOTAL STOCKHOLDERS' EQUITY                          133,856
                                                              ---------

            TOTAL                                             $ 323,093
                                                              =========





                       See notes to financial statements.

                     CAPITAL FUNDING OF SOUTH FLORIDA, INC.
                            STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998



REVENUES                                                            $1,419,184
                                                                    ----------
EXPENSES:
   Compensation                                                        826,415
   Administrative, processing, and occupancy                           476,956
                                                                    ----------
            TOTAL EXPENSES                                           1,303,371
                                                                    ----------
            INCOME FROM OPERATIONS                                     115,813

INTEREST INCOME                                                          7,735

INTEREST EXPENSE                                                        (4,742)
                                                                    ----------
            NET INCOME                                              $  118,806
                                                                    ==========





                       See notes to financial statements.

                     CAPITAL FUNDING OF SOUTH FLORIDA, INC.
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1998





                                         COMMON                         Additional                               Total
                                         STOCK            Common           Paid-in           Retained        Stockholders'
                                      # OF SHARES          Stock           Capital           Earnings            Equity
                                     --------------    -------------    --------------    --------------    ----------------
STOCKHOLDERS' EQUITY,
 January 1, 1998                          2,000            $2,000         $59,369           $ 228,984          $ 290,353

S corporation distributions                  --                --              --            (275,303)          (275,303)

Net income for the year ended
 December 31, 1998                           --                --              --             118,806            118,806
                                          -----            ------         -------           ---------          ---------

STOCKHOLDERS' EQUITY,
 December 31, 1998                        2,000            $2,000         $59,369           $  72,487          $ 133,856
                                          =====            ======         =======           =========          =========







                       See notes to financial statements.

                     CAPITAL FUNDING OF SOUTH FLORIDA, INC.
                            STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1998


CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                                    $ 118,806
   Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation and valuation allowance                                          59,518
      Changes in certain assets and liabilities:
         Brokerage fees receivable                                                 (38,406)
         Interest receivable from shareholders                                      (6,000)
         Accounts payable and accrued liabilities                                   34,003
                                                                                 ---------
            NET CASH PROVIDED BY OPERATING ACTIVITIES                              167,921
                                                                                 ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Change in other assets                                                               87
   Purchases of property and equipment                                             (34,524)
                                                                                 ---------
            NET CASH USED IN INVESTING ACTIVITIES                                  (34,437)
                                                                                 ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
   S corporation distributions                                                    (275,303)
   Repayment of shareholder advances                                              (150,000)
   Proceeds from lines of credit, net                                               70,580
                                                                                 ---------
            NET CASH USED IN FINANCING ACTIVITIES                                 (354,723)
                                                                                 ---------

            NET DECREASE IN CASH AND CASH EQUIVALENTS                             (221,239)

CASH AND CASH EQUIVALENTS, Beginning of year                                       244,782
                                                                                 ---------
CASH AND CASH EQUIVALENTS, End of year                                           $  23,543
                                                                                 =========


SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Interest paid in cash during the period                                       $   4,742
                                                                                 =========
   Income taxes paid in cash during the period                                   $      --
                                                                                 =========


SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING ACTIVITIES:
             Property and equipment with a net book value of $66,514 was transferred from depreciable assets to other assets when the property was removed from current use in the business.




                       See notes to financial statements.

                CAPITAL FUNDING OF SOUTH FLORIDA, INCORPORATION
                         NOTES TO FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 1998


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      ORGANIZATION AND BASIS OF PRESENTATION

               Capital Funding of South Florida, Inc. (the "Company") was incorporated on August 29, 1994. The Company is a licensed mortgage lender in the State of Florida and is engaged in originating, processing, and funding mortgage loan applications.

               On January 29, 1999, the shareholders of the Company exchanged all of the issued and outstanding common stock of the Company to America's Senior Financial Services, Inc. ("AMSE") for 221,664 shares of AMSE common stock in a tax-free transaction. As a result, the Company became a wholly-owned subsidiary of AMSE on that date.

      USE OF ESTIMATES

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      REVENUE RECOGNITION AND CREDIT RISKS

               The Company derives its revenues primarily from mortgage application fees paid by potential borrowers and from brokerage and processing fees payable by the borrower and others at the time of closing. The brokerage and processing fees are recognized as revenue at the time the loans are closed.

               The Company operates in the mortgage banking industry, therefore, it is highly dependent on the status of the economy and interest rates.

      PROPERTY AND EQUIPMENT

               Property and equipment is recorded at acquisition cost and depreciated using the straight-line method over the estimated useful lives of the assets. Useful lives range from five to seven years. Expenditures for routine maintenance and repairs are charged to expense as incurred.

      ADVERTISING

               The costs of advertising, promotion, and marketing programs are charged to operations in the year incurred. Advertising expense was $15,955 for the year ended December 31, 1998.

      INCOME TAXES

               The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements.

               On January 29, 1999, as a result of the acquisition by AMSE of the Company's common stock, the Company ceased to be an S corporation.

      CASH AND CASH EQUIVALENTS

               Cash and cash equivalents include all highly liquid investments purchased with an original maturity of three months or less. The Company occasionally maintains cash balances in financial institutions in excess of the federally insured limits.

                     CAPITAL FUNDING OF SOUTH FLORIDA, INC.
                         NOTES TO FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 1998


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      FAIR VALUE OF FINANCIAL INSTRUMENTS

               Cash, receivables, accounts payable and accrued expenses, and notes payable are reflected in the financial statements at fair value because of the short-term maturity of those instruments.

      STATEMENT OF COMPREHENSIVE INCOME

               A statement of comprehensive income has not been included, per SFAS 130, "Reporting Comprehensive Income," as the Company has no items of other comprehensive income.

NOTE 2 - PROPERTY AND EQUIPMENT

               Property and equipment consists of the following at December 31, 1998:

          Office and other equipment                              $   78,100
          Furniture and fixtures                                      13,125
          Leasehold improvements                                      40,377
                                                                  ----------
                    Total cost                                       131,602
          Less:  Accumulated depreciation                            (51,619)
                                                                  ----------
                    Property and equipment, net                   $   79,983
                                                                  ==========

               Depreciation expense for the year ended December 31, 1998 was $25,732. The balance sheet caption, "other assets," includes property not currently in use in the operation of the Company; a valuation allowance of $33,786 was charged to earnings in 1998 to reduce this property to its estimated net realizable value of $66,514.

NOTE 3 - NOTES PAYABLE

               The Company has two credit lines with financial institutions. The balances due at December 31, 1998 were $61,455, with interest at 10.25%, and $49,000, with interest at 8.5%. The notes are due on demand, are unsecured, and are guaranteed by a shareholder.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

      OFFICE LEASE

               The Company leases office space in various locations, as well as certain office equipment. Future minimum lease payments subsequent to December 31, 1998 under these operating leases are as follows: $43,900 in 1999, $24,000 in 2000, and $12,000 in 2001. Rent expense for the year ended December 31, 1998 totaled $70,359.

      LITIGATION

               From time to time, the Company is exposed to claims, regulatory, and legal actions in the normal course of business, some of which may be initiated by the Company. At December 31, 1998, management believes that any such outstanding issues will be resolved without significantly impairing the financial condition of the Company.

                     CAPITAL FUNDING OF SOUTH FLORIDA, INC.
                         NOTES TO FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 1998


NOTE 5 - RELATED PARTY TRANSACTIONS

      NOTES RECEIVABLE

               Two shareholders each owe the Company $50,000 under promissory notes dated December 31, 1997. Both notes bear interest at 6% per annum and the interest is payable annually on December 31st. The notes are due on January 1, 2004. The interest due December 31, 1998 was not paid and is therefore recorded as a receivable from shareholders.

               The fair value of these notes is not subject to reasonable estimation because of their related party nature.

      DISTRIBUTIONS TO SHAREHOLDERS

               The shareholders of the Company received S corporation distributions totaling $275,303 in 1998.

      SHAREHOLDER ADVANCES

               At December 31, 1997, the Company owed its shareholders $150,000 pursuant to non-interest bearing advances received in December 1997. These amounts were repaid in January 1998.

                          INDEPENDENT AUDITOR'S REPORT



To the Stockholders
Jupiter Mortgage Corporation


We have audited the accompanying balance sheets of Jupiter Mortgage Corporation (an S Corporation) as of December 31, 1998 and 1997, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jupiter Mortgage Corporation as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

/s/ WISNESKI, BLAKISTON & LESLIE, P.A.



Jupiter, Florida
March 12, 1999

                          JUPITER MORTGAGE CORPORATION
                                 BALANCE SHEETS
                           December 31, 1998 and 1997




                                                   1998             1997
                                               -----------     ------------
                                         ASSETS
CURRENT ASSETS
  Cash                                         $   214,835     $     60,282
  Brokerage fees receivable                         67,714           16,078
  Loan to employees                                  7,628            3,776
  Prepaid expenses                                     889            5,514
                                               -----------     ------------
     TOTAL CURRENT ASSETS                          291,066           85,650

PROPERTY AND EQUIPMENT, net                         66,865           49,832

DEPOSITS                                            11,334            4,302
                                               -----------      -----------
                                               $   369,265      $   139,784
                                               ===========      ===========


                       LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Escrow deposits                              $     4,452      $     9,690
  Accounts payable                                      --            5,338
  Line of credit                                    93,609           36,000
                                               -----------      -----------
     TOTAL CURRENT LIABILITIES                      98,061           51,028


STOCKHOLDERS' EQUITY
  Common stock, $1 par value; 1,000 shares
    authorized, issued and outstanding               1,000            1,000
  Paid-in capital                                  124,106           24,106
  Retained earnings                                146,098           63,650
                                               -----------      -----------
      TOTAL STOCKHOLDERS' EQUITY                   271,204           88,756
                                               -----------      -----------
                                               $   369,265      $   139,784
                                               ===========      ===========




                            See accompanying notes.

                          JUPITER MORTGAGE CORPORATION
                              STATEMENTS OF INCOME
                 For the Years Ended December 31, 1998 and 1997







                                                     1998              1997
                                                 ------------      -----------
REVENUES                                         $  2,746,104      $ 1,725,225


EXPENSES
  Payroll and related expenses                      1,632,728        1,044,275
  Administrative, processing, and occupancy           995,928          633,424
                                                 ------------      -----------

     TOTAL EXPENSES                                 2,628,656        1,677,699
                                                 ------------      -----------

NET INCOME                                       $    117,448      $   47,526
                                                 ============      ==========




                            See accompanying notes.

                          JUPITER MORTGAGE CORPORATION
                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                 For the Years Ended December 31, 1998 and 1997





                                                      Common                      Additional                       Total
                                                      Stock           Common       Paid-in         Retained     Stockholders'
                                                   # of Shares        Stock        Capital         Earnings        Equity
                                                   -----------       -------     -----------      ---------     -------------
STOCKHOLDERS' EQUITY,
  January 1, 1997                                      1,000         $1,000       $ 24,106        $ 27,185         $ 52,291

Net income for the year ended
  December 31, 1997                                       --             --             --          47,526           47,526

Distributions to stockholders'                            --             --             --         (11,061)         (11,061)
                                                   ---------         ------       --------        --------         --------

STOCKHOLDERS' EQUITY,
  December 31, 1997                                    1,000          1,000         24,106          63,650           88,756

Capital contributed by stockholders'                      --             --        100,000              --          100,000

Net income for the year ended
  December 31, 1998                                       --             --             --         117,448          117,448

Distributions to stockholders'                            --             --             --         (35,000)         (35,000)
                                                   ---------         ------       --------        --------         --------

STOCKHOLDERS' EQUITY,
  December 31, 1998                                    1,000         $1,000       $124,106        $146,098         $271,204
                                                   =========         ======       ========        ========         ========







                            See accompanying notes.

                          JUPITER MORTGAGE CORPORATION
                            STATEMENTS OF CASH FLOWS
                 For the Years Ended December 31, 1998 and 1997




                                                                                     1998             1997
                                                                                 ------------      -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                                      $   117,448     $     47,526
  Adjustments to reconcile net income to net cash
    provided by operating activities:
        Depreciation                                                                   16,797           22,084
        Increase in current liabilities                                                47,033           43,930
        Increase in current assets                                                    (50,863)         (19,260)
        Increase in deposits                                                           (7,032)          (4,042)
                                                                                  -----------      -----------
      NET CASH PROVIDED BY OPERATING ACTIVITIES                                       123,383           90,238


CASH FLOWS FROM INVESTING ACTIVITIES
  Cash used to purchase equipment                                                     (33,830)         (62,467)
                                                                                  -----------      -----------
     NET CASH USED IN INVESTING ACTIVITIES                                            (33,830)         (62,467)
                                                                                  -----------      -----------

CASH FLOWS FROM FINANCING ACTIVITIES
  Repayment of long-term debt                                                              --           (1,927)
  Capital contributed                                                                 100,000               --
  Distributions to stockholders                                                       (35,000)         (11,061)
                                                                                  ------------     -----------
    NET CASH PROVIDED BY (USED IN)
    FINANCING ACTIVITIES                                                               65,000          (12,988)
                                                                                  -----------      -----------

NET INCREASE  IN CASH                                                                 154,553           14,783

CASH, Beginning of year                                                                60,282           45,499
                                                                                 ------------     ------------

CASH, End of year                                                                 $   214,835     $     60,282
                                                                                  ===========     ============
SUPPLEMENTAL DISCLOSURES
  Interest paid in cash during the period                                         $     4,578     $        624
                                                                                  ===========     ============



                            See accompanying notes.

                          JUPITER MORTGAGE CORPORATION
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997

Jupiter Mortgage Corporation (the Company), is a Florida Corporation incorporated on June 29, 1984. The Company is a licensed correspondent mortgage lender in the Palm Beach County Florida area.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

Cash and cash equivalents include all highly liquid investments purchased with an original maturity of three months or less. The company occasionally maintains cash balances in financial institutions in excess of the federally insured limits.

Property and equipment

Property and equipment is stated at cost less accumulated depreciation. Improvements are capitalized if they have a useful life of more than one year. Maintenance and repairs are charged to expense as incurred. Depreciation is computed using various methods over the estimated useful lives of the assets.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that directly affect the reported amounts of assets and liabilities and disclosure of continent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue recognition and credit risks

The company derives its revenues primarily from mortgage application fees paid by potential borrowers and from brokerage and processing fees payable by the borrower and others at the time of closing. The brokerage and processing fees are recognized as revenue at the time the loans are closed.

The Company operates in the mortgage banking industry, therefore, it is highly dependent on the status of the economy and interest rates.

Advertising

The costs of advertising, promotion, and marketing programs are charged to operations in the year incurred. Advertising expense was $44,128 and $44,621 for the years ended December 31, 1998 and 1997, respectively.

                          JUPITER MORTGAGE CORPORATION
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Company has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the stockholders are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for income taxes is included in the financial statements.

Fair value of financial instruments

Cash, receivables, and accounts payable and accrued expenses are reflected in the financial statements at fair value because of the short-term maturity of those instruments.

Statement of comprehensive income

A statement of comprehensive income has not been included, per SFAS 130, "Reporting Comprehensive Income", as the Company has no items of other comprehensive income.

Reclassifications

Certain amounts in the 1997 financial statements have been reclassified to conform to the 1998 presentation.


2. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

                                                      1998             1997
                                                  -----------      -----------
Computer and other office equipment               $    54,655      $    27,277
Furniture and fixtures                                 56,540           49,822
Vehicles                                               47,098           47,098
Leasehold improvements                                  9,158           14,942
                                                  -----------      -----------
                                                      167,451          139,139
Less allowance for depreciation                      (100,586)         (89,307)
                                                  -----------      -----------
                                                  $    66,865      $    49,832
                                                  ===========      ===========

Depreciation expense for the years ended December 31, 1998 and 1997 was $29,940 and $22,084, respectively.

                          JUPITER MORTGAGE CORPORATION
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997


3. CREDIT ARRANGEMENTS

Lines of credit

The Company has two lines of credit. One is a $50,000 line which expires September 30, 1999, with interest at 11% paid monthly. The second line, entered into in 1998, is for $50,000 with interest at 11% paid monthly. At December 31, 1998 and 1997, approximately $94,000 and $36,000, respectively, was outstanding on the lines. The lines are personally guaranteed by the Company's shareholders.

Mortgage warehousing agreement

During 1998, the Company entered into an agreement with a financial institution to provide a $2,000,000 mortgage warehousing facility that assists the Company in originating and closing mortgages. The Company becomes liable under the agreement if the loans are not resold and all amounts in process at December 31, 1998 were subsequently sold. Interest paid during 1998 was less than $5,000. The line is personally guaranteed by the Company's shareholders.


4. COMMITMENTS AND CONTINGENCIES

Office leases

The Company operated six offices during 1998 (4 in 1997) with aggregate monthly rents approximating $7,000 and $5,000 during most of the years ended December 31, 1998 and 1997, respectively. One of the offices is leased on a month-to-month basis. The other leases expire at various times through November 2003. The leases are personally guaranteed by the Company's shareholders.

Minimum future commitments under existing leases are as follows:

                                           1998             1997
                                        ---------        ---------
          1999                          $ 107,700        $  37,800
          2000                          $ 107,400        $  23,000
          2001                          $  83,800        $  19,200
          2002                          $  79,700        $      --
          2003                          $  69,100        $      --

Litigation
From time to time, the Company is exposed to claims, regulatory, and legal actions in the normal course of business, some of which may be initiated by the Company. At December 31, 1998 and 1997, management believes that any such outstanding issues will be resolved without significantly impairing the financial condition of the Company.

           AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS


                                                                  30-Sep-99        31-Dec-98
                                                                  ---------        ---------
                                                                 (Unaudited)
                                     ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                                     $   617,520       $   195,728
   Loans held for sale                                             2,455,035                --
   Brokerage fees receivable                                         129,190            49,853
   Due from employees and shareholders                               182,376            93,146
   Prepaid expenses                                                  158,129            46,699
                                                                 -----------       -----------

           TOTAL CURRENT ASSETS                                    3,542,250           385,426

PROPERTY AND EQUIPMENT, net                                          573,044           254,783

GOODWILL, net                                                      6,009,475         3,348,215

OTHER ASSETS                                                         779,543           319,940
                                                                 -----------       -----------

           TOTAL                                                 $10,904,312       $ 4,308,364
                                                                 ===========       ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Current portion of long-term debt                             $    17,129       $     5,798
   Accounts payable                                                  469,405           173,904
   Warehouse lines & lines of credit                               2,611,608                --
   Accrued compensation and related taxes                             58,900            49,054
                                                                 -----------       -----------

           TOTAL CURRENT LIABILITIES                               3,157,042           228,756
                                                                 -----------       -----------

LONG-TERM DEBT, less current portion                               2,641,448            13,287
                                                                 -----------       -----------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
  Preferred Stock, $.001 par value; 10,000,000 shares
   authorized, no shares issued and outstanding                           --                --
  Common stock, $0.001 par value; 25,000,000 shares
   authorized, shares issued and outstanding, 6,909,431
   and 5,898,867 in 1999 and 1998, respectively                        7,287             5,899
   Additional paid-in capital                                     11,016,698         4,584,932
   Retained earnings (deficit)                                    (5,807,174)         (457,443)
   Unearned compensation - restricted stock                         (110,989)          (67,067)
                                                                 -----------       -----------

           TOTAL STOCKHOLDERS' EQUITY                              5,105,822         4,066,321
                                                                 -----------       -----------

           TOTAL                                                 $10,904,312       $ 4,308,364
                                                                 ===========       ===========

           AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARIES
                            STATEMENTS OF OPERATIONS
                                   (UNAUDITED)



                                                                 THREE MONTHS                        NINE MONTHS
                                                              ENDED SEPTEMBER 30,                 ENDED SEPTEMBER 30,
                                                       -----------------------------       -----------------------------
                                                          1999               1998              1999              1998
                                                       -----------       -----------       -----------       -----------
REVENUES                                                 1,013,321           512,745         2,984,009           877,755
                                                       -----------       -----------       -----------       -----------

EXPENSES:
  Payroll and related expenses                           1,018,250           347,369         2,349,668           603,467
  Administrative, processing and occupancy                 506,819           156,421         1,481,452           369,786
  Debenture Financing Costs                                     --                --         1,491,628                --
  Goodwill amortization                                     56,478            28,495         2,540,841            28,495
                                                       -----------       -----------       -----------       -----------
          TOTAL EXPENSES                                 1,581,547           532,285         7,863,589         1,001,748
                                                       -----------       -----------       -----------       -----------
          LOSS FROM OPERATIONS                            (568,226)          (19,540)       (4,879,580)         (123,993)
                                                       -----------       -----------       -----------       -----------

OTHER EXPENSES:
   Interest expense                                          9,669               625            28,975             1,633
   Interest expense - Conversion discount of
     Convertible Debentures                                     --                --           441,176                --
                                                       -----------       -----------       -----------       -----------
          TOTAL OTHER EXPENSES                               9,669               625           470,151             1,633

          LOSS BEFORE INCOME TAXES                        (577,895)          (20,165)       (5,349,731)         (125,626)

PROVISION FOR INCOME TAXES                                      --                --                --                --
                                                       -----------       -----------       -----------       -----------
          NET LOSS                                     $  (577,895)      $   (20,165)      $(5,349,731)      $  (125,626)
                                                       ===========       ===========       ===========       ===========


  LOSS PER SHARE:
   Basic                                               $    (0.082)      $    (0.004)      $    (0.795)      $    (0.027)
                                                       ===========       ===========       ===========       ===========
   Diluted                                             $    (0.082)      $    (0.004)      $    (0.795)      $    (0.027)
                                                       ===========       ===========       ===========       ===========
   Weighted average common shares outstanding
     (basic and diluted)                                 7,089,510         4,966,725         6,729,597         4,579,598
                                                       ===========       ===========       ===========       ===========


           AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARIES
                            STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)


                                                                       NINE MONTHS ENDED SEPTEMBER 30,
                                                                       -----------------------------
                                                                           1999              1998
                                                                       -----------       -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                            $(5,349,731)      $  (125,626)
   Adjustments to reconcile net loss to net cash
    provided by (used in) operating activities:
      Depreciation and amortization                                      2,596,633            51,480
      Non-Cash Interest expense and Other Non-Cash Costs-
         convertible debentures                                          1,932,804
      Recognition of restricted stock earned                                38,280                --
      Changes in certain assets and liabilities, net of amounts
       from an acquisition:
         Brokerage fee receivable                                          (79,337)          (69,395)
         Employee advances                                                (111,848)          (76,642)
         Prepaid expenses and other                                       (111,430)          (68,064)
         Accounts payable, accrued compensation and related taxes          316,678            24,719
                                                                       -----------       -----------
          NET CASH USED IN
           OPERATING ACTIVITIES                                           (767,951)         (263,528)
                                                                       -----------       -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of property and equipment                                     (213,327)          (36,795)
   Acquisition expenditures, net of cash acquired                       (1,103,924)            9,821
   Changes in other assets                                                (726,180)           34,814
                                                                       -----------       -----------
          NET CASH USED IN INVESTING ACTIVITIES                         (2,043,431)            7,840
                                                                       -----------       -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of common stock, net                             598,948           430,500
   Change in long-term debt                                              2,611,608           (10,025)
   Change in due from shareholders                                          22,618                --
                                                                       -----------       -----------
          NET CASH PROVIDED BY FINANCING ACTIVITIES                      3,233,174           420,475
                                                                       -----------       -----------

          NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS             421,792           164,787

CASH AND CASH EQUIVALENTS, Beginning of period                             195,728            86,376
                                                                       -----------       -----------

CASH AND CASH EQUIVALENTS, End of period                               $   617,520       $   251,163
                                                                       ===========       ===========


           AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARIES
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                   (UNAUDITED)



                                                                Common           Common           Additional
                                                                 Stock          Stock, At           Paid-in        Restricted
                                                              # of Shares       Par Value           Capital           Stock
                                                               ---------       -----------       -----------      -----------
STOCKHOLDERS' EQUITY, December 31, 1998                        5,898,867       $     5,899       $ 4,584,932      $   (67,067)

Stock issued pursuant to an acquisition                          237,664               237         1,558,963
Contribution to Capital                                                                               40,000

Stock issued pursuant to an acquisition- Jupiter                 360,750               361         2,499,639

Stock issued for debenture financing costs                       185,548               186         1,211,442
Beneficial Conversion feature of Convertible Debentures                                              441,176

Restricted stock issued to employees                              82,202                82            82,120          (82,202)

Recognition of restricted stock earned                                                                                 38,280

Issuances of common stock for cash, net of expenses              521,900               522           598,426

Net loss for the period ended September 30, 1999
                                                               ---------       -----------       -----------      -----------
STOCKHOLDERS' EQUITY, September 30, 1999                       7,286,931       $     7,287       $11,016,698      $  (110,989)
                                                               =========       ===========       ===========      ===========


                                                                 Retained             Total
                                                                  Earnings         Stockholders'
                                                                 (Deficit)            Equity
                                                                 -----------       -----------
STOCKHOLDERS' EQUITY, December 31, 1998                          $  (457,443)      $ 4,066,321

Stock issued pursuant to an acquisition                                              1,559,200
Contribution to Capital                                                                 40,000

Stock issued pursuant to an acquisition- Jupiter                                     2,500,000

Stock issued for debenture financing costs                                           1,211,628
Beneficial Conversion feature of Convertible Debentures                                441,176

Restricted stock issued to employees                                                        --

Recognition of restricted stock earned                                                  38,280

Issuances of common stock for cash, net of expenses                                    598,948

Net loss for the period ended September 30, 1999                  (5,349,731)       (5,349,731)
                                                                 -----------       -----------
STOCKHOLDERS' EQUITY, September 30, 1999                         $(5,807,174)      $ 5,105,822
                                                                 ===========       ===========



Note 1. Basis of Presentation

         The unaudited, condensed, consolidated financial statements included herein, commencing at page F-1, have been prepared in accordance with the requirements of Regulation S-B and supplementary financial information included herein, if any, has been prepared in accordance with Item 310(b) of Regulation S-B and, therefore, omit or condense certain footnotes and other information normally included in financial statements prepared in accordance with generally accepted accounting principles. In the opinion of management, all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial information for the interim periods reported have been made. Certain reclassifications have been made to the 1998 financial information to conform to the presentation used in 1999. Results of operations for the three months ended September 30, 1999 and the nine months ended September 30, 1999, are not necessarily indicative of the results that may be expected for the year ending December 31, 1999. These financial statements should be read in conjunction with the Company's Form 10-SB as originally filed with the Securities and Exchange Commission on April 16, 1999, and as subsequently amended.

Note 2. Loss Per Share

         The Company follows the provisions of SFAS No. 128, "Earnings Per Share", which requires presentation of basic earnings per share including only outstanding common stock, and diluted earnings per share including the effect of dilutive common stock equivalents. The Company's basic and diluted losses per share for all periods presented are the same since the Company's convertible debentures, stock options, and warrants are anti-dilutive.

Note 3. Income Taxes

         The Company follows the provisions of SFAS No. 109, "Accounting for Income Taxes". In accordance with this statement, the Company records a valuation allowance so that the deferred tax asset balance reflects the estimated amount of deferred tax assets that may be realized. Therefore, the deferred tax assets generated by the net losses in the periods presented have been offset in their entirety by a deferred tax asset valuation allowance.

Note 4. Convertible Debentures

         In May 1999, the Company entered into a Securities Purchase Agreement, pursuant to which the Company issued $2,500,000 of 3% convertible debentures, which are due May 6, 2002, and common stock purchase warrants for 34,383 shares at $8.70 per share, which expire May 31, 2004. The Securities Purchase Agreement, among other terms, allows the Company to require the buyer to purchase additional convertible debentures up to $7,500,000. The holder of the debentures may take the interest in either cash or Company common stock. The debentures are convertible into common stock at the option of the holder, and are converted at a price of the lower of (a) $8.70 per share, or (b) 85% of the average closing bid price for the common stock for 5 of the 20 trading days ending immediately before the conversion. At the time the Company entered into this agreement the debentures would be convertible at $6.16 per share of the Company's common stock. Under EITF Topic D-60 this beneficial conversion rate has resulted in the Company recognizing an interest expense of $441,176. In connection with the placement, the Company issued 185,548 shares of common stock and paid $268,780 in fees to consultants and placement agents, which resulted in additional costs recognized of $1,491,628.

Note 5. Impaired Asset

         On July 31, 1998, the Company acquired Dow Guarantee Corp. ("Dow") in a tax free reorganization which was accounted for as a purchase per APB 16. The recorded purchase price was approximately $3,437,500. Substantially all of the purchase price was allocated to goodwill. For the period from acquisition through December 31, 1998, Dow recorded a loss before goodwill amortization of $40,131. During the three month period ended March 31, 1999, however, Dow recorded a profit before goodwill amortization of $14,521. During the three month period ended June 30, 1999, Dow lost $20,205 before goodwill amortization. Because the subsidiary has operated at a cumulative loss since the Company acquired it, an impaired asset review of Dow was initiated. Pursuant to SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", the Company evaluated the recoverability of the long-lived Dow asset, including goodwill. Based on the second quarter of 1999 results, the Company has determined that Dow's estimated future non-discounted cash flows are below the carrying value of Dow as a long-lived asset. Accordingly, the Company has recorded an impairment charge to adjust the carrying value of Dow's goodwill, the only long-lived asset deemed to be presently affected, to fair value. The adjustment recorded was to reduce the estimated fair value of the goodwill of Dow to approximately $830,000 by recording a non-cash impairment loss of approximately $2,243,000. The estimated fair value of Dow was based, among other factors, on the price of Company securities, which were sold during June 1999; management believes that the fair value of Dow approximates the amount to which it was written down.

Note 6. Jupiter Acquisition

         On August 18, 1999, the Company acquired Jupiter Mortgage Corp. ("Jupiter") in a tax-free reorganization which was accounted for as a purchase per APB 16. The recorded purchase price was approximately $3,150,000, with 360,750 shares of common stock of the Company issued to the sellers (valued at $2,500,000), cash to the sellers of $500,000, and costs associated with the acquisition of approximately $150,000.

Note 7. Loans held for Sale/ Warehouse Line of Credit

          As part of the Jupiter acquisition, the Company obtained certain loan funding credit facilities. As a result, the balance sheet of the Company now includes a "Warehouse line of credit" and "loans held for sale". The warehouse line of credit is used to fund loans as they are produced, and this line of credit is secured by the mortgages.

AMSE/CFSF/JUPITER Comparative Proforma
CONSOLIDATED FINANCIAL STATEMENTS
   AMERICA'S SENIOR FINANCIAL SERVICES,INC. AND SUBSIDIARIES
   CONSOLIDATED PROFORMA BALANCE SHEET AT DECEMBER 31, 1998


                                                                                                       PROFORMA
                                               AMSE          CFSF          JUPITER      ADJUSTMENTS   CONSOLIDATED
------------------------------------------------------------------------------------------------------------------
ASSETS:
Cash and cash equivalents                  $   195,728    $    23,543    $   214,835                  $  434,106
Brokerage fee's receivable                      49,853         45,828         67,714                     163,395
Notes & Other Receivable                        22,618        106,000                                    128,618
Employee advances                               70,528             --          7,628                      78,156
Prepaid expenses                                46,699             --            889                      47,588
Property and equipment, net                    254,783         79,983         66,865                     401,631
Other Assets                                   319,940         67,739         11,334      (319,940)a      79,073
Goodwill, Net                                3,348,215             --                    4,763,398 a   8,111,613
----------------------------------------------------------------------------------------------------------------
    Total Assets                           $ 4,308,364    $   323,093    $   369,265                  $9,444,180

LIABILITIES:
Current portion of long-term debt          $     5,798    $   110,455    $    93,609                  $  209,861
Accounts payable and accrued expenses          173,904         60,909          4,452       143,871 a     383,136
Commission payable                              49,054         17,873             --                      66,927
Income taxes payable                                --             --             --                          --
Long-Term debt, less current portion            13,287             --             --                      13,287
----------------------------------------------------------------------------------------------------------------
    Total Liabilities                          242,043        189,237         98,061                     673,211

STOCKHOLDERS' EQUITY:
Common Stock                                     5,899          2,000          1,000           599 a       9,498
Additional paid-in capital                   4,584,932         59,369        124,106     4,517,574 a   9,285,981
Retained earnings                              (58,177)       (46,317)        28,650        17,668 a     (58,177)
Income YTD                                    (399,266)       118,806        117,448      (236,254)a    (399,266)
Unearned Compensation - restricted stock       (67,067)            --             --                     (67,067)
----------------------------------------------------------------------------------------------------------------
    Total stockholders' equity               4,066,321        133,856        271,204                  $8,770,969
----------------------------------------------------------------------------------------------------------------
    Total liabilities and stockholders'
      equity                               $ 4,308,364    $   323,093    $   369,265                  $9,444,180
================================================================================================================



(a) To record estimated purchase accounting entry as if the Capital & Jupiter acquisition took place on December 31, 1998.

AMERICA'S SENIOR FINANCIAL SERVICES,INC. AND SUBSIDIARIES
PROFORMA STATEMENTS OF OPERATIONS AT DECEMBER 31, 1998


                                                  1998        01/01/98 to      1998          1998
                                                 HISTORIC       7/31/98      HISTORIC       HISTORIC                     PROFORMA
                                                  AMSE            DOW          CFSF         JUPITER      ADJUSTMENTS   CONSOLIDATED
----------------------------------------------------------------------------------------------------------------------------------
REVENUES:                                      $ 1,797,632    $ 1,490,249   $ 1,419,184   $ 2,746,104                  $ 7,460,904
                                               ------------------------------------------------------   -----------    -----------

EXPENSES:
   Payroll and related expenses                  1,335,488        822,372       826,415     1,632,728                    4,617,003
   Administrative, processing, and occupancy       722,828        630,023       476,956       995,928                    2,825,735
   Acquisition costs                                14,969             --            --            --                       14,969
   Employee recruitment                             50,333             --            --            --                       50,333
   Goodwill amortization                            71,239             --            --            --       359,859 (a)    431,098
                                               ------------------------------------------------------   -----------    -----------

TOTAL EXPENSES                                   2,194,857      1,452,395     1,303,371     2,628,656       359,859      7,939,138
                                               ------------------------------------------------------   -----------    -----------

PROFIT (LOSS) FROM OPERATIONS                     (397,225)        37,854       115,813       117,448      (359,859)      (478,234)
                                               ------------------------------------------------------   -----------    -----------

INTEREST EXPENSE, (INCOME) NET                       2,041         16,094        (2,993)           --                       22,877
                                               ------------------------------------------------------   -----------    -----------

PROFIT (LOSS) BEFORE INCOME TAXES                 (399,266)        21,760       118,806       117,448      (359,859)      (501,111)

PROVISION FOR INCOME TAXES                              --             --            --            --                            0
                                               ------------------------------------------------------   -----------    -----------

NET PROFIT (LOSS)                              $  (399,266)   $    21,760   $   118,806   $   117,448   $  (359,859)   $  (501,111)
                                               ======================================================   ===========    ===========


(a) To annualize goodwill expense as if these acquisitions took place on Jan 1, 1998.

AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARIES
PROFORMA STATEMENTS OF OPERATIONS INCLUDING JUPITER
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1999

                                                                            01/01/99 TO
                                                           HISTORIC           8/18/99                                PROFORMA
                                                             AMSE            JUPITER          ADJUSTMENTS          CONSOLIDATED
                                                         -----------       -----------        -----------          ------------
REVENUES:                                                $ 2,984,009       $ 1,771,773                             $ 4,755,782
                                                         -----------       -----------          --------           -----------

EXPENSES:
   Payroll and related expenses                            2,349,668         1,103,902                               3,453,570
   Administrative, processing, and occupancy               1,481,452           822,308                               2,303,760
   Debenture Financing Costs                               1,491,628                --                               1,491,628
   Goodwill amortization                                   2,540,841                --           164,040 (a)         2,704,881
                                                         -----------       -----------          --------           -----------
TOTAL EXPENSES                                             7,863,589         1,926,210           164,040             9,953,839
                                                         -----------       -----------          --------           -----------

PROFIT (LOSS) FROM OPERATIONS                             (4,879,580)         (154,437)         (164,040)           (5,198,057)
                                                         -----------       -----------          --------           -----------

Interest Expense (Net)                                        28,975                --                                  28,975

Interest Expense - conversion discount of
  Convertible Debentures                                     441,176                --                                 441,176
                                                         -----------       -----------          --------           -----------
                                                             470,151                --                                 470,151

PROFIT (LOSS) BEFORE INCOME TAXES                         (5,349,731)         (154,437)                             (5,668,208)

PROVISION FOR INCOME TAXES                                        --                --                                      --
                                                         -----------       -----------          --------           -----------

NET PROFIT (LOSS)                                        $(5,349,731)      $  (154,437)         (164,040)          $(5,668,208)
                                                         ===========       ===========          ========           ===========



(a) To annualize goodwill as if this acquisition took place on January 1, 1999.


            No dealer, salesman or other person is authorized
     to give any information or make any information or make
     any representations not contained in this Prospectus with
     respect to the offering made hereby.  This Prospectus does                    424,000 Shares of Common Stock
     not constitute an offer to sell any of the securities offered hereby in any jurisdiction where, or to any person to
     whom it is unlawful to make such an offer.  Neither the                             AMERICA'S SENIOR
     delivery of this Prospectus nor any sale made hereunder                          FINANCIAL SERVICES, INC.
     shall, under any circumstances, create an implication that there has been no change in the information set forth
     herein or in the business of the Company since the date
     hereof.

                             TABLE OF CONTENTS

                                                                                               PROSPECTUS

     Prospectus Summary.................................................  4
     Risk Factors.......................................................  4
     Use of Proceeds....................................................  5                FEBRUARY __, 2000
     Market for the Shares..............................................  5
     Dividend Policy....................................................  6
     Management's Discussion and Analysis
      of Financial Condition and Results of
      Operations........................................................  6
     Recent Sale of Convertible Debentures..............................  9
     Business........................................................... 10
     Management......................................................... 16
     Executive Compensation............................................. 18
     Security Ownership of certain Beneficial
       Owners and Management............................................ 21
     Indemnification.................................................... 23
     Certain Relationships and Related
      Transactions......................................................
     Plan of Distribution/Selling Security Holders...................... 23
     Description of Securities..........................................
     Legal Matters...................................................... 26
     Experts............................................................ 26
     Additional Information............................................. 26
     Financial Statements...............................................F-1

                PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

         Item 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Reference is hereby made to the provisions of Section F.S. 607.0850 of the Florida Business Corporation Act which provides for indemnification of directors and officers under certain circumstances.

         Reference is hereby made to Article IX of Registrant's By-laws which is filed as Exhibit 2(c)and Article VI of the Articles of Incorporation which is filed as Exhibit 2(a).

         Item 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the expenses in connection with the issuance and distribution of the securities offered hereby.

                  Registration Fee                                     $    --
                  Printing Expenses*                                     1,500
                  Legal Fees and Expenses*                               5,000
                  Accounting Fees and Expenses*                          1,000
                  Blue Sky Fees and Expenses*                            3,000
                  Transfer Agent Fees and Expenses*                      1,000
                  Misc.*                                                   200
                                                                       -------
                  Total                                                $11,700
--------------------
*Estimated

         Item 26.  RECENT SALES OF UNREGISTERED SECURITIES.

         The following provides information concerning all sales of securities within the last three years which were not registered under the Securities Act of 1933.

         On December 1997, the Company issued 1,117,000 shares of common stock to its founders, directors, certain employees and advisors. Such shares were issued for $2,767, which was received in cash or services. Such shares were issued without registration pursuant to an exemption from registration under
Section 4(2) of the Securities Act of 1933.

         In December 1997, the Company sold 600,000 shares of common stock and 700,000 Common Stock Purchase Warrants to 41 investors for $100,000. Such offering was made pursuant to Rule 504 of Regulation D. Each Common Stock Purchase Warrant entitled to the holder to purchase one share of common stock for $1.00 per share. During 1998, 700,000 of the Warrants were exercised and the Company issued 700,000 shares of common stock pursuant to Rule 504 of Regulation D.

         In July 1998, the Company issued a total of 550,000 shares of common stock to Charles and Linda Kluck in connection with the acquisition of Dow and 66, 667 to Vista Growth Partners, Inc. for services in connection with such acquisition. Such shares were issued without registration pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933.

         The Company issued 74,400 shares to employees as restricted stock awards in 1998 and 128,300 shares during 1999. Such shares were issued without registration pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933.

         In 1998, the Company issued shares to investors pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933.


       Date          Consideration         Shares         Purchaser                   Accredited/Sophisticated
       ----          -------------         ------         ---------                   ------------------------
       9/11/98        $  1,000                500         Carpenter, Michael                Sophisticated
       9/11/98           1,000 (a)            500         Shea, Elly                        Sophisticated
       9/11/98          20,000             10,000         Weinstein, Mitchell D.            Sophisticated
       9/11/98          20,000             10,000         Snyder, Scott A.                  Sophisticated
       9/14/98          20,000             10,000         Hoffberger, Robert                Sophisticated
       9/11/98          20,000             10,000         Aurelia Holdings Ltd.             Sophisticated
       9/11/98          15,000              7,500         Donahue, Edwin                    Sophisticated
       9/16/98          10,000              5,000         Antosek, Richard B.               Sophisticated
       9/16/98          15,000              7,500         Gittelman, Marc C.                Sophisticated
       9/18/98           5,000              2,500         Stott, Robert S.                  Sophisticated
       9/23/98          10,000              5,000         Bailey, Darryl L.                 Sophisticated
      10/12/98          10,000             10,000         Snyder, Scott A.                  Sophisticated
      10/12/98           7,500             17,500         Gittleman, Marc C.                Sophisticated
      10/12/98          10,000             10,000         Aurelia Holdings Ltd.             Sophisticated
      10/12/98           5,000             2,500          Antosek, Richard                  Sophisticated
      10/12/98          10,000            10,000          Weinstein, Mitchell D.            Sophisticated
      10/12/98          10,000            10,000          Hoffberger, Robert                Sophisticated
      10/28/98          10,000             5,000          Shelley, Michael J.               Sophisticated
      10/26/98           1,000 (a)           500          Shea, Elly                        Sophisticated
      12/11/98           3,000             1,500          Perez, Jorge                      Sophisticated
      12/11/98          15,000             7,500          Gibson, Paul D.                   Sophisticated
      12/11/98           5,000             2,500          Prado, Gary                       Sophisticated
      12/11/98           4,000             2,000          Allen, Robert W.                  Sophisticated
      12/11/98           1,576             1,300          Prado, Gary                       Sophisticated
      12/11/98           1,212             1,000          Prado, Gary                       Sophisticated
      12/11/98           1,212             1,000          Prado, Gary                       Sophisticated
                      --------           -------
                      $231,500           140,800
                      ========           =======

--------------------
(a) These shares were purchased for cash by Elly Shea an officer of the corporation.

         In 1999 the Company issued shares to investors pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933.

       Date          Consideration       Shares      Purchaser                              Accredited/Sophisticated
       ----          -------------       ------      ---------                              ------------------------
       1/4/99         $  4,000            2,000      Deery, Scott                                 Sophisticated
      2/17/99              100              100      Charlesworth, Steven                         Sophisticated
      2/17/99              100              100      Charlesworth, Joan                           Sophisticated
      2/17/99              100              100      Charlesworth, Carrie                         Sophisticated
      2/17/99            1,000            1,000      Charlesworth, David E.                       Sophisticated
      2/17/99            1,000            1,000      Hersha, Julia Jean                           Sophisticated
      2/17/99            1,000            1,000      Langston, Timothy                            Sophisticated
      2/17/99            1,000            1,000      Edgar, Derek                                 Sophisticated
      2/17/99            4,000            4,000      Fleming, Carol                               Sophisticated
      2/17/99            4,000            4,000      Locke, Victor M.                             Sophisticated
      2/26/99           15,000           15,000      Snyder, Scott A.                             Sophisticated
      2/26/99           15,000           15,000      Aurelia Holdings Ltd.                        Sophisticated
      2/23/99           10,000           10,000      Biondo, Jane M.                              Sophisticated
       3/1/99            1,500            1,500      Locke, Edwin                                 Sophisticated
      2/25/99           40,000           40,000      Brickell Equity Group, Ltd.                  Sophisticated
      2/25/99           60,000           60,000      Palmun Associates                            Sophisticated
      3/15/99            7,000            7,000      Donahue, Edwin                               Sophisticated
      3/15/99              100              100      Frantz, Arlee                                Sophisticated
       5/5/99           75,000           37,500      Palmun Associates                            Sophisticated
       6/9/99           25,000           12,500      Rosen, Kenneth                               Sophisticated
       6/9/99           50,000           25,000      Kahn, Marc A & Laurie D Kahn JT Ten          Sophisticated
      10/4/99          100,048           29,644      Buono, Michael J                             Sophisticated
     10/15/99            5,002            1,482      Buono, Michael J                             Sophisticated
     10/12/99           25,012            7,411      Pargulski, John M                            Sophisticated
     10/12/99           25,002            7,408      Girard, Dean J                               Sophisticated
      10/4/99          100,001           29,630      Buono, Ronald J                              Sophisticated
      10/4/99           33,800           10,015      Glass, Michael                               Sophisticated
      10/4/99           60,000           17,778      Anderson, Deanne J                           Sophisticated
      10/4/99           25,012            7,411      Bashwiner, Robert T                          Sophisticated
      10/4/99           27,040            8,012      Douglas, James R                             Sophisticated
      10/4/99           67,600           20,030      Kauff, Richard L                             Sophisticated
     11/24/99           50,625           15,000      Palmun Associates A Partnership              Sophisticated
      12/1/99           50,625           15,000      Kahn, Albert L and Ellen B Kahn JT Ten       Sophisticated
     12/16/99           27,000            8,000      Kahn, Marc                                   Sophisticated
      1/25/00            7,500            5,000      Bailey, Darryl L                             Sophisticated
                      --------        ---------

                      $919,167          419,721
                      ========        =========


          In 1999 the Company issued the following shares to investors pursuant to 504 of Regulation D.


       Date          Consideration           Shares         Purchaser                 Accredited/Sophisticated
       ----          -------------           ------         ---------                 ------------------------
      1/26/99         $100,000               100,000        Fidra Holdings, Ltd.            Accredited
      1/26/99           34,000                34,000        Fidra Holdings, Ltd.            Accredited
      1/26/99           50,000                50,000        Fidra Holdings, Ltd.            Accredited
      1/26/99           50,000                50,000        Fidra Holdings, Ltd.            Accredited
      2/25/99           16,666                16,666        Weltman, Louis                  Sophisticated
      2/25/99           16,667                16,667        Brickell Equity Group, Inc.     Sophisticated
      2/25/99           16,667                16,667        Palmun Associates               Sophisticated
                      --------               -------
                      $284,000               284,000
                      ========               =======

         On January 29, 1999 we issued 221,664 shares of our common stock as follows to the former shareholders and the investment banker of Capital Funding of South Florida, Inc. Such shares were issued without registration pursuant to section 4(2) of the Securities Act of 1933.

         George & Tracy Pollis                        105,228
         Paula Police                                 105,228
         First Fidelity Capital Markets, Inc.          11,088

         We also issued 16,000 shares to our investment banker Vistra Growth Partners, Inc. in connection with the acquisition.

         During May of 1999 we issued 185,500 shares to placement agents and advisors in connection with the $2,500,000 convertible debenture sold on May 5, 1999. On August 12, 1999 we issued 23,000 shares of our Common Stock in connection with two new employees and in exchange for various assets of theirs in order to open our offices in New York and New Jersey. In November of 1999 we issued 125,000 shares of common stock to the shareholders of a potential acquisition candidate. These shares were returned and voided during February of 2000. We also issued 5,200 shares of our common stock to Brickell Equity Group, Inc. for consulting services on December 20, 1999.

         Through January 31, 2000 we issued a total of 296,207 shares to Fennell Avenue Associates LLP in connection with the conversion of, and applicable interest on $1,000,000 principal of the convertible debenture issued in May of 1999.

         On August 18, 1999 we issued 360,750 shares of our common stock as follows to the former shareholders and the investment banker of Jupiter Mortgage Corporation. Such shares were issued without registration pursuant to
Section 4(2) of the Securities Act of 1933.

         Deanne J. Anderson                           169,553
         Michael J. Buono                             169,553
         First Fidelity Capital Markets, Inc.          21,644

         All of the securities listed in the charts above were issued pursuant to individual subscription agreements provided by each purchaser. Each purchaser is a sophisticated investor, as documented in their subscription agreement.
All of the individuals listed were given access to all documents, financial statements, stockholder records, minute books and all other records of the company in which they desired. These individuals also had the opportunity to meet with and ask questions of the officers of the Company.

         None of the securities discussed above were registered under the Securities Act of 1933, exemption being claimed in each case pursuant to Regulation D or Section 4(2) thereof. All shares which were not issued under Rule 504 exemption were issued with restrictive legend and stop transfer orders. No general advertising or solicitation was utilized in connection with any such sales. All investors were offered access to the Company's books and records and the opportunity to meet with officers of the Company.

         Item 27.   EXHIBITS

The following Exhibits are incorporated by reference to the Exhibits of the same number filed with the Company's Registration Statement on Form 10-SB filed
April 16, 1999:

Exhibit No.       Description
-----------       -----------
2(a)              Articles of Incorporation of the Registrant*

2(b)              Articles of Amendment to Articles of Incorporation*

2(c)              By-Laws of the Registrant*

2(d)              Incentive Stock Option Plan*

2(e)              Non-Qualified Stock Option Plan*

6(a)              Employment Agreement as of January 2, 1998 between Registrant and
                  Nelson A. Locke*

6(b)              Employment Agreement as of January 2, 1998 between Registrant and
                  Cheryl D. Locke*

6(c)              Employment Agreement as of July 31, 1998 between Registrant and Dow
                  Guarantee Corp. and Charles M. Kluck*

6(d)              Employment Agreement as of July 31, 1998 between Registrant and Dow
                  Guarantee Corp. and Linda C. Kluck*

6(e)              Employment Agreement as of August 10, 1998 between Registrant and
                  Vistra Growth Partners, Inc.*

6(f)              Agreement for purchase  of Dow Guarantee Corp.*

6(g)              Agreement for purchase of Capital Funding of South Florida, Inc.*

6(h)              Consulting Agreement with Vistra Growth Partners, Inc.*

22                Subsidiaries*



The following Exhibits are filed herewith:

5.1               Opinion of Counsel**

10.1              Financial Advisory Agreement dated February 2, 2000 with Capitalink, L.C.

10.2              Investor Relations Consulting Agreement dated January 20, 2000 with Access1 Financial, Inc.

10.3              Consulting Agreement dated January 1, 2000 with Brickell Equity Group, Inc.

10.4              Investment Banking Agreement dated January 7, 2000 with Charterbridge Financial Group, Inc.

10.5              Investor Relation Services Agreement dated January 7, 2000 with Charterbridge Financial Group, Inc.

23                Consent of counsel is contained in Exhibit 5.1**

23.1              Independent Auditors Consent

23.2              Independent Auditors Consent

27                Financial Data Schedule

 * previously filed
** 5.1 and 23 to be filed by amendment.

         Item 28.  UNDERTAKINGS.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the questions whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes:

         4. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         5. That for the purpose of determining any liability under the Securities Act of 1935, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         6. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB- 2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Miami Lakes and State of Florida on February 24, 2000.

AMERICA'S SENIOR FINANCIAL SERVICES, INC.

By:  /s/ Nelson A. Locke
   -------------------------------
         Nelson A. Locke

President/principal executive officer/principal accounting officer

         In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

SIGNATURE                       TITLE                                                  DATE
---------                       -----                                                  ----
Nelson A. Locke                 President and Director, Principal Executive            February 24, 2000
                                Officer/Principal Accounting Officer
Cheryl D. Locke                 Director                                               February 24, 2000
Thomas G. Sherman               Director                                               February 24, 2000
Michael J. Shelley              Director                                               February 24, 2000
Charles M. Kluck                Director                                               February 24, 2000